EXHIBIT 99.1

CONFORMED COPY

IMPLEMENTATION AGREEMENT

DATED 15 MAY 2007

THE THOMSON CORPORATION

and

REUTERS GROUP PLC

and

THE WOODBRIDGE COMPANY LIMITED

and

THOMSON-REUTERS LIMITED

CO:5315852.2

Documents to accompany Implementation Agreement

FSC Consent
Reuters Directors Irrevocable Undertakings
Press Announcement

Agreed form documents to accompany Implementation Agreement

Equalisation and Governance Agreement
Reuters Deed of Guarantee
Thomson Deed of Guarantee

THIS AGREEMENT is made on 15 May 2007

BETWEEN:

(1)
THE THOMSON CORPORATION, a corporation incorporated under the laws of Ontario, Canada, whose registered office is at Suite 2706, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada (Thomson);

(2)
REUTERS GROUP PLC, a company incorporated in England and Wales with registered number 3296375 whose registered office is at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom (Reuters);

(3)
THE WOODBRIDGE COMPANY LIMITED, a corporation amalgamated under the laws of Ontario, Canada, whose registered office is at 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada (Woodbridge); and

(4)
THOMSON-REUTERS LIMITED, a company incorporated in England and Wales with registered number 6141013 whose registered office is at The Quadrangle, 108 Wardour Street, London W1A 4YG, United Kingdom (Newco).

WHEREAS:

  (A)
  Thomson and Reuters announced on 8 May 2007 that they were in discussions with a view to a possible combination.

  (B)
  Thomson and Reuters have now reached agreement on that combination and have agreed to establish a dual listed company structure so as to regulate the conduct of their future business and to treat their respective shareholders as if they held an interest in a combined enterprise, on the terms set out in this agreement and subject to the conditions set out in the Press Announcement.

  (C)
  Thomson and Reuters have agreed to establish the DLC by, inter alia:

  (i)
  Newco borrowing the funds necessary to satisfy the Cash Consideration from the Thomson Group;

  (ii)
  Reuters implementing the Scheme whereby Newco acquires the Reuters Shares from Reuters Shareholders in return for the Consideration;

  (iii)
  Thomson implementing the Plan of Arrangement giving effect to the DLC;

  (iv)
  amendment to the respective articles of incorporation and association of Thomson, Reuters and Newco;

  (v)
  Thomson and Newco entering into the Equalisation and Governance Agreement conditional on the Scheme becoming effective;

  (vi)
  Thomson and Newco entering into the Guarantees and the Voting Trust Agreement conditional on the Scheme becoming effective;

    (vii)
    Thomson issuing the Founders Share to the FSC;

    (viii)
    Newco issuing the Reuters Special Share to the Voting Trustee(s); and

    (ix)
    Thomson issuing the Thomson Special Share to the Voting Trustee(s).

  (D)
  Each of Reuters, Thomson and Newco has, in consideration of the undertakings given by each of the other parties under this agreement, agreed to take certain steps to effect the establishment of the DLC and wishes to enter into this agreement to record its obligations relating thereto.

  (E)
  Woodbridge has agreed to give certain undertakings to support the Transaction and wishes to enter into this agreement to record its undertakings

IT IS AGREED as follows:

1.
INTERPRETATION

1.1
In addition to terms defined elsewhere in this agreement, the definitions and other provisions in the schedule headed "Interpretation" apply throughout this agreement, including the preambles, unless the contrary intention appears.

1.2
In this agreement, unless the contrary intention appears, a reference to a clause, sub clause or schedule is a reference to a clause or sub clause of, or a schedule to, this agreement. The schedules form part of this agreement.

1.3
The headings in this agreement do not affect its interpretation.

1.4
References in this agreement to "CAD$" are to Canadian dollars, to "£" are to pounds sterling, and to "US$" are to United States dollars.

2.
PRESS ANNOUNCEMENT

2.1
Thomson and Reuters shall procure the release of the Press Announcement at or before 7 a.m. (London time) on 15 May, 2007 or such other time and date as they may agree.

2.2
Clauses 3 to 18 and 20 shall have no effect unless and until the Press Announcement is released.

3.
DLC IMPLEMENTATION

3.1
Subject as provided in this agreement, each of Reuters, Thomson and Newco undertakes to each of the others that it will, acting in good faith and subject to Applicable Law, cooperate and take or cause to be taken all such steps as are within its power and as may be necessary or desirable to implement the Transaction as soon as reasonably practicable. The remainder of this clause 3 is without prejudice to the generality of this clause 3.1.

3.2
Reuters shall:

  (a)
  as soon as reasonably practicable following satisfaction or waiver of the Regulatory Pre-conditions, apply to the English Court for leave to convene the Reuters Court Meeting and file such documents as may be necessary in connection therewith; and

  (b)
  upon:

  (i)
  the English Court making the order necessary for the purpose of convening the Reuters Court Meeting;

  (ii)
  any necessary advertisements, the Reuters Circular and any forms of proxy being settled with the Court; and

  (iii)
  the Reuters Circular and the Prospectus (and any other documents as are required to be approved by the UKLA) having been approved by the UKLA,

    in accordance with the order of the English Court (referred to in subclause (i) above) and as soon as reasonably practicable thereafter, and publish any requisite advertisements and arrange for the posting of the Reuters Circular and the Prospectus to the Reuters Shareholders and others entitled to receive the same and convene the Reuters EGM and Reuters Court Meeting for a business day to be agreed by Thomson and Reuters acting reasonably (or as may be required by the English Court or the Panel). Thereafter, Reuters shall, in accordance with any order or direction of the English Court and Applicable Law, publish and/or post such other documents and information as the English Court may approve or require from time to time in connection with the due implementation of the Scheme.

3.3
Reuters shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Reuters EGM or the Reuters Court Meeting, except with Thomson's prior written consent (not to be unreasonably withheld or delayed) or as required by Applicable Law, an order of the English Court or for quorum purposes. Reuters shall provide notice to Thomson of the Reuters EGM and the Reuters Court Meeting and allow representatives of Thomson to attend. Reuters shall ensure that the Reuters EGM is convened on the same date as, and immediately following, the Reuters Court Meeting.

3.4
If the Reuters Resolutions to be proposed at the Reuters EGM and the Reuters Court Meeting shall have been passed by the requisite majorities, Reuters shall, as soon as reasonably practicable upon the Conditions in paragraph 3 of Part C of Schedule 2 having been satisfied or waived, seek the direction of the English Court for the protection of creditors in relation to the Scheme and the sanction of the Scheme by the English Court and take any other action necessary to make the Scheme effective (including, without limitation, if so required by the English Court, reconvening the Reuters Court Meeting and any other necessary shareholder meetings and advertising the reduction of capital in a national newspaper).

3.5
As soon as reasonably practicable after the sanction of the Scheme by the English Court, Reuters shall cause an office copy of the UK Order to be filed with the Registrar of Companies in Cardiff in accordance with clause 3.11.

3.6
Newco undertakes to Reuters to appear by counsel, to the extent so required by the Court, to consent to the Scheme and to undertake to the English Court to be bound thereby (including, without limitation, as to the discharge of the Consideration to the Reuters Shareholders).

3.7
As soon as reasonably practicable following satisfaction or waiver of the Regulatory Pre-conditions, Thomson shall apply to the Canadian Court pursuant to section 182 of the OBCA and, save as required by Applicable Law, prepare, file and diligently pursue an application for the Canadian Interim Order providing, among other things:

(a)
for the class of persons to whom notice is to be provided in respect of the Arrangement and the Thomson EGM and for the manner in which such notice is to be provided;

(b)
that the requisite approval for the Thomson Resolution shall be at least 66 2/3 per cent. of the votes cast on the Thomson Resolution by the holders of Thomson Shares present in person or represented by proxy at the Thomson EGM;

(c)
that, in all other respects, the terms, restrictions and conditions of Thomson's articles of incorporation and by-laws, including quorum requirements and all other matters, shall apply in respect of the Thomson EGM; and

(d)
for the notice requirements with respect to the presentation of the application to the Canadian Court for the Canadian Final Order.

3.8
As soon as practicable after Thomson has obtained the Canadian Interim Order, Thomson shall:

(i)
publish the Thomson Circular and post the Thomson Circular to Thomson Shareholders in accordance with the Canadian Interim Order and Applicable Law; and

(ii)
call and hold the Thomson EGM for the purpose of considering the Thomson Resolution in accordance with the Canadian Interim Order and the by-laws of Thomson.

  The Thomson EGM shall be held on a business day to be agreed upon by Thomson and Reuters, acting reasonably (or such other date as may be required by the Panel or the Canadian Court). Thomson shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Thomson EGM, except with Reuters' prior written consent (not to be unreasonably withheld or delayed) or as required by Applicable Law, an order of the Canadian Court or for quorum purposes. Thomson shall provide notice to Reuters of the Thomson EGM and allow Reuters' representatives to attend the Thomson EGM. In the event that the Thomson Resolutions are not approved at the Thomson EGM (the First Thomson EGM) as a consequence of Woodbridge not voting in favour of the Thomson Resolution, Thomson undertakes to convene a further extraordinary general meeting of the Thomson Shareholders (the Second Thomson EGM) to consider and, if thought fit, approve the Thomson Resolution as soon as practicable thereafter.

3.9
Reuters undertakes that:

(a)
the Reuters Circular will incorporate the unanimous recommendation of the Reuters Board to Reuters Shareholders to vote in favour of the Reuters Resolutions, except to the extent that the directors of Reuters have determined (acting in good faith and having taken legal and financial advice to that effect) that such recommendation should not be given (or should be withdrawn or modified) in order to comply with their fiduciary duties as directors of Reuters provided that no such change in the recommendation of the Reuters Board shall alter the obligations of Reuters under this agreement to convene and hold the Reuters EGM and the Reuters Court Meeting for the purpose of considering, and if thought fit, passing, the Reuters Resolutions; and

(b)
once the Reuters Circular has been issued and save as required by law or any regulatory authority or the rules of any securities exchange (including, but not limited to, the Panel, the UKLA or NASDAQ) or the English Court, Reuters will not amend the Reuters Resolutions or the Scheme without the prior written consent of Thomson (such consent not to be unreasonably withheld or delayed).

3.10
Thomson undertakes that:

(a)
the Thomson Circular will incorporate the unanimous recommendation of the Thomson Board to Thomson Shareholders to vote in favour of the Thomson Resolution, except to the extent that the directors of Thomson have determined (acting in good faith and having taken legal and financial advice to that effect) that such recommendation should not be given (or should be withdrawn or modified) in order to comply with their fiduciary duties as directors of Thomson provided that no such change in the recommendation of the directors of Thomson shall alter the obligations of Thomson under this agreement to convene and hold the Thomson EGM;

(b)
once the Thomson Circular has been issued and save as required by Applicable Law, Thomson will not amend the Thomson Resolution or the Arrangement or Plan of Arrangement without the prior written consent of Reuters (such consent not to be unreasonably withheld or delayed);

(c)
if the Canadian Interim Order provides for Thomson to obtain the approval of the holders of Thomson Preference Shares (voting separately as a class) to the Thomson Resolution, it will take all steps reasonably necessary with respect to the Thomson Preference Shares to ensure that those shares are not an obstacle to the approval of the Thomson Resolution, including, without limiting the generality of the foregoing, by promptly giving any irrevocable notice under section 3.2 of the share provisions in the articles of Thomson to redeem the Thomson Preference Shares in accordance with their terms;

  (d)
  subject to the Thomson Resolution being approved by the Thomson Shareholders at the Thomson EGM in accordance with the Canadian Interim Order, Thomson shall as soon as practicable thereafter take all steps necessary or desirable to submit the Plan of Arrangement to the Canadian Court and diligently pursue an application for the Canadian Final Order; and

  (e)
  on the date of Completion, Thomson shall file the Thomson Articles with the OBCA Director to give effect to the Arrangement and implement the Plan of Arrangement. The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective on the Effective Date in the order set forth in the Plan of Arrangement.

3.11
Reuters and Thomson undertake to each other and Newco to use their reasonable endeavours to ensure that the Scheme and the Reuters EGM and the Plan of Arrangement and the Thomson EGM shall be pursued contemporaneously (as far as possible) and so that:

  (i)
  the sanction by the Canadian Court of the Arrangement shall occur shortly before the sanction of the Scheme by the English Court; and

  (ii)
  filing of the Thomson Articles with the OBCA Director, filing of the office copy of the Reuters Court Order with the Registrar of Companies in Cardiff and Admission shall occur on the same business day.

3.12
Woodbridge undertakes to Reuters:

(a)
to:

(i)
support and vote or cause to be voted in favour of the Thomson Resolution at the Thomson EGM; and to vote or cause to be voted against any shareholder resolutions put to the Thomson EGM which would or might reasonably be expected to result in the Transaction being unable to be completed on the terms set out in this agreement;

(ii)
to vote or cause to be voted in favour of any resolution put at any shareholder meeting of Thomson convened prior to Completion required to implement the Transaction; and

(iii)
to vote against or cause to be voted against any resolution put at any shareholder meeting of Thomson convened prior to Completion where the resolution would or might reasonably be expected to adversely affect the implementation of the Transaction in accordance with this agreement, all the Thomson Shares that are beneficially owned, or in respect of which the voting is controlled or directed, directly or indirectly, by Woodbridge as of the date hereof and any other Thomson Shares that become beneficially owned, or in respect of which the voting becomes controlled or directed, directly or indirectly, by Woodbridge following the date hereof (collectively, the Thomson Woodbridge Securities) including, for certainty, in circumstances where the Thomson Board has withdrawn, modified or withheld its recommendation referred to in Section 3.10(a); and (iii) to provide promptly on request to Newco and to Reuters any information relating to it reasonably required to be included in the Prospectus or the Reuters Circular, respectively;

(b)	(i)	to, as soon as practicable after posting of the Thomson Circular but not less than five (5) business days before the Thomson EGM, deliver or cause to be delivered (including by instructing the participant in the book-based system operated by The Canadian Depository for Securities Limited or the Depository Trust Company (or equivalent) through which any Thomson Woodbridge Securities may be held to arrange for such delivery) to Thomson a duly executed proxy (or other appropriate voting instrument) voting in favour of the Thomson Resolution; and
	(ii)	not to revoke such proxy (or other voting instrument) unless this agreement is terminated in accordance with its terms prior to the exercise of such proxy (or other voting instrument);
  (c)
  to immediately revoke or terminate any proxies, voting trusts, voting agreements or similar arrangements previously given or entered into with respect to the Thomson Woodbridge Securities that would prevent Woodbridge, in any way, from acting in accordance with the provisions of this clause 3.12;

  (d)
  not to take any action (including, without limitation, exercising rights of dissent or soliciting proxies from the Thomson Shareholders or otherwise attempting to influence the conduct of the Thomson Shareholders), directly or indirectly, which could adversely affect the approval or successful completion of the Transaction or that is inconsistent with this agreement;

  (e)
  not to sell, assign, transfer, dispose of, hypothecate, alienate or encumber in any way, or tender to any offer (in each case being a disposal), any Thomson Woodbridge Securities in the period from the date of this agreement until the passing of the Thomson Resolution where such action would relinquish or modify its right to vote any of the Thomson Woodbridge Securities in favour of the Thomson Resolution, or enter into any agreement to do any of the foregoing, except that Woodbridge may dispose of Thomson Woodbridge Securities:

  (i)
  representing, in aggregate, not more than 1 (one) per cent. of the issued share capital of Thomson; or

  (ii)
  with the prior written consent of Reuters and Thomson;

  (f)
  if and to the extent required by the UKLA, to enter into an agreement with Newco, conditional on Admission, to govern certain aspects of the ongoing relationship between Woodbridge and its subsidiaries and the Combined Group; and

  (g)
  to enter into any agreement with the FSC required pursuant to the FSC Consent, save as it may otherwise agree with the FSC.

3.13
Reuters warrants to Thomson (in relation to the Thomson Circular) and to Newco (in relation to the Prospectus) that, as at the date (or dates) of the Thomson Circular and the Prospectus, as the case may be, all information provided or to be provided by it for inclusion in the Thomson Circular or the Prospectus is in accordance with the facts and does not, or will not, omit anything likely to affect the import of any such information and all expressions of opinion, intention, expectation or belief attributed to it in the Thomson Circular or the Prospectus are made on reasonable grounds after due and careful enquiry and consideration and are honestly held and fairly based.

3.14
Each of Thomson and Newco warrants to Reuters that, as at the date (or dates) of the Reuters Circular and the Prospectus, all information provided or to be provided by it for inclusion in the Reuters Circular or the Prospectus is in accordance with the facts and does not, or will not, omit anything likely to affect the import of any such information and all expressions of opinion, intention, expectation or belief attributed to either of them in the Reuters Circular or the Prospectus are made on reasonable grounds after due and careful enquiry and consideration and are honestly held and fairly based.

3.15
Woodbridge warrants to Thomson, Newco and Reuters that as at the date (or dates) of the Thomson Circular and the Prospectus, as the case may be, all information provided or to be provided by it for inclusion in the Thomson Circular or the Prospectus is in accordance with the facts and does not, or will not, omit anything likely to affect the import of any such information and all expressions of opinion, intention, expectation or belief attributed to it in the Thomson Circular or the Prospectus are made on reasonable grounds after due and careful enquiry and consideration and are honestly held and fairly based.

3.16
Not later than the earlier of posting of the Thomson Circular and posting of the Reuters Circular:

(a)
Thomson and Newco shall enter into the Equalisation and Governance Agreement and the Voting Trust Agreement;

(b)
Thomson and Reuters shall, subject to sub-clause (e) below, procure that the Voting Trustee(s) enter(s) into the Voting Trust Agreement;

(c)
Thomson shall enter into the Thomson Deed of Guarantee;

(d)
Newco shall enter into the Reuters Deed of Guarantee;

(e)
Thomson and Reuters shall agree the identity of the Voting Trustee(s) and shall procure that the Voting Trustee(s) enter(s) into the Voting Trust Agreement; and

(f)
Newco shall adopt the Reuters Articles as its articles of association with effect from Admission.

3.17
Each of Reuters, Thomson and Newco shall, without prejudice to clause 3.1, acting in good faith and subject to Applicable Law, cooperate with the others (i) to agree the identity of the Voting Trustee(s) and (ii) so that each of the Voting Trust Agreement, the Plan of Arrangement, the Newco Articles and the Thomson Articles are in Agreed Form so as to enable the parties to comply with clause 3.16.

3.18
Each of Reuters and Newco agrees to use reasonable endeavours to, and Thomson agrees to use reasonable endeavours to procure that Newco shall, apply to the English Court for an order pursuant to section 137 of the Companies Act to reduce its capital as may be agreed by Thomson and Reuters so that such court order is obtained as soon as reasonably practicable after the Effective Date.

3.19
Each of Reuters, Thomson and Newco shall co-operate in (i) the preparation of and submission of any tax clearances reasonably required in connection with the Transaction and (ii) the preparation of the Prospectus and the Reuters Circular; and such parties shall ensure that the Prospectus is finalised in compliance with Applicable Law and the Listing Rules of the UKLA and posted to the Reuters Shareholders with the Reuters Circular.

4.
REGULATORY PRE-CONDITIONS

4.1
The Transaction and the publication and posting of the Reuters Circular and the Thomson Circular are subject to the satisfaction or waiver of the Regulatory Pre-conditions.

4.2
Either of Thomson and Reuters may waive any or all of the Regulatory Pre-conditions on 30 September 2008, or such later date (if any) as Thomson and Reuters may, with the consent of the Panel, agree in writing.

4.3
Without limitation to clause 3.1, Thomson, Newco and Reuters agree to work cooperatively and reasonably with each other and their respective advisers towards satisfaction of the Regulatory Pre-conditions and any other merger control filings that may be required to give effect to the Transaction, in each case as soon as practicable, and shall defend through litigation on the merits any claim asserted by any person, including appeals.

4.4
Without prejudice to the generality of clause 4.3, Reuters undertakes to provide Thomson promptly with all such information about the Reuters Group as may reasonably be required for inclusion in any submission made in connection with obtaining satisfaction of the Regulatory Pre-conditions and any other merger control filing that may reasonably be required to give effect to the Transaction and to provide all such other assistance as Thomson may reasonably require in connection with obtaining satisfaction of the Regulatory Pre-conditions and any other merger control filings that may reasonably be required to give effect to the Transaction, including access to, and ensuring the provision of reasonable assistance by, relevant professional advisers, save that where such information is reasonably considered by Reuters to be competitively sensitive, Reuters may at its option provide such information only to Thomson's legal advisers on an external counsel basis.

4.5
Thomson or Reuters may, by written notice to the other parties on or after 1 October 2008, terminate this agreement if the Regulatory Pre-conditions have not been satisfied or waived in accordance with clause 4.2 on 30 September 2008, or such later date (if any) as Thomson and Reuters may, with the consent of the Panel, agree in writing. Upon such termination, all of the parties' rights and obligations hereunder shall, subject to clause 16.4, cease.

  Without limitation to clause 4.3 and provided that prior to making any offer to any Relevant Authority pursuant to this clause, Thomson shall have consulted with Reuters on the proposed steps and taken into account the opinion of Reuters in determining the appropriate course of action, Thomson shall offer to take (and if such offer is accepted, commit to take) all steps which it is capable of taking to avoid or eliminate any impediments under any antitrust, competition, or trade regulation law that may be asserted by any Relevant Authority with respect to the Transaction so as to enable the Regulatory Pre-conditions to be satisfied on or before 30 September 2008; and shall defend through litigation on the merits any claim asserted by any person, including appeals. Without limiting the foregoing, Thomson shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, consent agreement, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or business of Thomson or of any member of the Thomson Group or, effective as of the Effective Date, Reuters, or any member of the Reuters Group, or otherwise offer to take or offer to commit to take, any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Thomson, Reuters or any member of their respective Groups, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit, or proceeding, which would otherwise have the effect of preventing the Regulatory Pre-conditions being satisfied by 30 September 2008. At the request of Thomson, Reuters shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Reuters or of any members of the Reuters Group, provided that any such action may be conditioned upon Completion having occurred.

4.6
Each of Reuters or Thomson shall:

(i)
promptly notify each other of any written communication it receives from a Relevant Authority and, subject to Applicable Law, permit the other party to review and comment on, in advance any proposed written communication to any Relevant Authority;

(ii)
not agree to participate in any substantive meeting or discussion with any Relevant Authority in respect of any filing, investigation or enquiry concerning the satisfaction of the Regulatory Pre-conditions unless it consults with the other party in advance and, to the extent permitted by such Relevant Authority, gives the other party the opportunity to attend and participate thereat; and

(iii)
furnish the other party with copies of all correspondence, filings and communications between them and their affiliates and their respective representatives on the one hand, and any Relevant Authority on the other hand (save that business secrets and other confidential material may be redacted and provided only to the other party's legal advisers on an external counsel basis so long as Reuters and Thomson act reasonably in identifying such material for redaction), in each case with respect to the satisfaction of the Regulatory Pre-conditions.

5.
CONDITIONS

5.1
Following satisfaction or waiver of the Regulatory Pre-conditions in accordance with clause 4.2, the obligations of the parties to effect the Transaction will remain subject to the satisfaction (or, where applicable, waiver by Thomson or Reuters as appropriate) of the other Conditions. Reuters and Thomson agree to work cooperatively and reasonably with each other and their respective advisers towards satisfaction of such other Conditions as may reasonably be required to give effect to the Transaction, in each case as soon as practicable, and shall defend through litigation on the merits any claim asserted by any person, including appeals.

5.2
Thomson and Reuters may together agree to waive, in whole or in part, any of the Conditions contained in paragraphs 3(f) to (g) of Part C of Schedule 2 relating to approvals from any Relevant Authority.

5.3
Thomson may waive the Condition contained in paragraph (h) of Part C of Schedule 2 relating to material adverse change of Reuters.

5.4
Reuters may waive the Condition contained in paragraph (i) of Part C of Schedule 2 relating to material adverse change of Thomson.

5.5
Without prejudice to the generality of clause 5.1, Thomson undertakes to provide Reuters promptly with all such information about the Thomson Group as may reasonably be required for inclusion in any submission made in connection with obtaining satisfaction of the Conditions that may reasonably be required to give effect to the Transaction and to provide all such other assistance as Reuters may reasonably require in connection with obtaining satisfaction of the Conditions or required to give effect to the Transaction, including access to, and ensuring the provision of reasonable assistance by, relevant professional advisers, save that where such information is reasonably considered by Thomson to be competitively sensitive, Thomson may at its option provide such information only to Reuters' legal advisers on an external counsel basis.

5.6
Without prejudice to the generality of clause 5.1, Reuters undertakes to provide Thomson promptly with all such information about the Reuters Group as may reasonably be required for inclusion in any submission made in connection with obtaining satisfaction of the Conditions or that may reasonably be required to give effect to the Transaction and to provide all such other assistance as Thomson may reasonably require in connection with obtaining satisfaction of the Conditions that may reasonably be required to give effect to the Transaction, including access to, and ensuring the provision of reasonable assistance by, relevant professional advisers, save that where such information is reasonably considered by Reuters to be competitively sensitive Reuters may at its option provide such information only to Thomson's legal advisers on an external counsel basis.

5.7
Without limitation to clause 5.1 and provided that prior to making any offer to any Relevant Authority pursuant to this clause, Thomson shall have consulted with Reuters on the proposed steps and taken into account the opinion of Reuters in determining the appropriate course of action, Thomson shall offer to take (and if such offer is accepted, commit to take) all steps which it is capable of taking to avoid or eliminate any impediments under any antitrust, competition, or trade regulation law that may be asserted by any Relevant Authority with respect to the Transaction so as to enable the Conditions to be satisfied on or before the Long-Stop Date, and shall defend through litigation on the merits any claim asserted by any person, including appeals. Without limiting the foregoing, Thomson shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, consent agreement, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or business of Thomson or any member of the Thomson Group or, effective as of the Effective Date, Reuters, or any member of the Reuters Group, or otherwise offer to take or offer to commit to take, any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Thomson, Reuters or of any member of their respective Groups, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit, or proceeding, which would otherwise have the effect of preventing the Conditions being satisfied on or before the Long-Stop Date. At the request of Thomson, Reuters shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Reuters or of any member of the Reuters Group, provided that any such action may be conditioned upon Completion having occurred.

5.8
Each of Reuters or Thomson shall:-

(i)
(i) promptly notify each other of any written communication it receives from a Relevant Authority and, subject to Applicable Law, permit the other party to review and comment on, in advance any proposed written communication to any Relevant Authority;

(ii)
not agree to participate in any substantive meeting or discussion with any Relevant Authority in respect of any filings, investigation or an enquiry concerning the satisfaction of the Conditions unless it consults with the other party in advance and, to the extent permitted by such Relevant Authority, gives the other party the opportunity to attend and participate thereat; and

(iii)
furnish the other party with copies of all correspondence, filing and communications between them and their affiliates and their respective representatives on the one hand, and any Relevant Authority on the other hand (save that business secrets and other confidential material may be redacted and provided only to the other party's legal advisers on an external counsel basis so long as Reuters and Thomson act reasonably in identifying such material for redaction), in each case with respect to the satisfaction of the Conditions.

5.9
Each of Thomson and Reuters agrees that, if it intends to seek the permission of the Panel to invoke any of the Conditions, it shall notify the other of its intention as soon as reasonably practicable prior to approaching the Panel and provide the other with reasonable details of the grounds on which it intends to invoke the relevant Condition and that, notwithstanding Rule 13.5 of the Code, neither party shall be entitled to invoke a Condition other than in the circumstances in which an offeror would be so entitled in accordance with Rule 13.4 of the Code.

5.10
Subject to the consent of the Panel, if the Regulatory Pre-condition set out in paragraph 1(a) of Part A of Schedule 2 is waived in accordance with clause 4.2 and either or both of the Circulars is published incorporating a Condition substantially in the form set out in paragraph 3(c) of Part C of Schedule 2, and if thereafter the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation in relation to the proposed Transaction or any matter ensuing from or relating to the proposed Transaction and, as a consequence of the application of Rule 12 of the Code, the Condition set out in paragraph 3(g) of Schedule 2 is not capable of being satisfied:

(a)
no party shall be entitled to terminate this agreement as a consequence thereof;

(b)
Thomson shall continue to seek clearance of the Transaction pursuant to the Merger Regulation as required by section 5.1 as if such clearance were a Condition and clauses 3.1, 5.1 and 5.3 to 5.5 shall apply thereto mutatis mutandi; and

(c)
without prejudice to the foregoing, Reuters shall, if so required by the Panel in order to pursue the Transaction, convene a further extraordinary general meeting of the Reuters Shareholders to approve (some or all of) the Reuters Resolutions and Reuters' obligations in this agreement in respect of the Reuters EGM shall apply to any such further extraordinary meeting of the Reuters Shareholders mutatis mutandi.

6.
COMPLETION

6.1
Completion shall take place at opening of business, London time on the Effective Date (or at such later date or time as the parties may agree).

6.2
At Completion:

(a)
Reuters, Newco and Thomson shall procure such resignations and appointments of their respective directors as may be necessary so that, and the Thomson Articles to be filed to give effect to the Transaction shall provide that, immediately after Completion, the Mutual Directors will be the only directors of Reuters, Newco and Thomson;

(b)
Newco shall:

(i)
conditional on Admission, allot and issue the Reuters Special Share to the Voting Trustee(s) or as he may direct; and

(ii)
procure that the Reuters Articles are adopted as the articles of association of Newco with effect from Admission and are submitted to the Registrar of Companies of England and Wales; and

(c)
Thomson shall:

(i)
conditional on Admission, issue the Thomson Special Share to the Voting Trustee(s) or as he may direct; and

(ii)
conditional on Admission, issue the Founders Share to the FSC; and

(d)
Woodbridge shall execute and deliver any agreement required pursuant to the FSC Consent, save as it may otherwise agree with the FSC.

6.3
At Completion, Thomson and Reuters shall procure that the Voting Trustee(s) shall, conditional on Admission, subscribe for the Reuters Special Share and the Thomson Special Share.

6.4
Thomson and Reuters agree that the Equalisation Ratio that applies between them in relation to implementation of the DLC as at the date of this agreement and immediately prior to Completion, is 1 (one) Reuters Share to 0.1600 of a Thomson Share. Thomson, Reuters and Newco agree to take steps to implement the Transaction in accordance with clause 3 such that the Equalisation Ratio between Thomson Shares and Newco Shares in issue immediately after Completion shall be 1 (one) Thomson Share to 1 (one) Newco Share, effected by such means as they may agree, including by way of a consolidation and/or subdivision of Newco Shares or Thomson Shares and/or the issue of Newco Shares to Reuters Shareholders in the Scheme other than on a one-for-one basis.

7.
ALTERNATIVE PROPOSALS

7.1
Reuters undertakes to Thomson that it shall not, and shall procure that the members of the Reuters Group and its and their respective directors and professional advisers shall not, directly or indirectly, without the written consent of Thomson, solicit an offer or approach from any person (who is not acting in concert with Thomson) wishing to undertake an Alternative Proposal.

7.2
As an inducement to both Thomson and Reuters to achieve an agreement such that they can announce a firm intention to implement the Transaction:

(a)
Reuters undertakes to Thomson that it shall pay to Thomson the Standard Break Fee if:

    either:

    (i)
    the Reuters Board fails to make a unanimous and unqualified recommendation in the Reuters Circular to the Reuters Shareholders to vote in favour of the Reuters Resolutions at the Reuters EGM, or withdraws, qualifies or adversely modifies that recommendation, or agrees or resolves prior to the date on which the obligations in this agreement lapse (or, as applicable, the Transaction fails to become effective) to recommend an Alternative Proposal; and

    (ii)
    prior to the date on which the Transaction lapses (or, as applicable, fails to become effective), any Alternative Proposal (or an amended, varied or revised version of any Alternative Proposal) is announced and subsequently (whether or not prior to the date on which the Transaction lapses (or as applicable fails to become effective) or is withdrawn) that Alternative Proposal or any other Alternative Proposal announced prior to that date becomes or is declared unconditional in all respects or is otherwise completed;

    or:

    (iii)
    Thomson terminates this agreement pursuant to clause 16.2, and within 12 months thereafter, any Alternative Proposal is announced and subsequently that Alternative Proposal (or any other Alternative Proposal announced prior to the date the first Alternative Proposal lapses or is withdrawn) becomes or is declared unconditional in all respects or is otherwise completed.

  (b)
  Thomson undertakes to Reuters that it shall pay to Reuters the Standard Break Fee if the Thomson Resolution is not approved at a duly convened shareholder meeting on or prior to the Long-Stop Date.

7.3
The relevant party shall pay the Standard Break Fee by not later than five business days after the date on which the Standard Break Fee becomes payable pursuant to clause 7.2 above. Payment shall be made in immediately available funds (without any deduction or withholding and without regard to any lien, right of set-off, counterclaim or otherwise save in each case as required by law) to such bank account as may be notified to the relevant party by the other party for such purposes.

7.4
Reuters warrants that it has not agreed to pay any form of break fee, inducement fee or similar fee in relation to any Alternative Proposal.

7.5
Reuters shall not be required to pay any amount pursuant to this agreement to the extent that the Panel determines that any such payment would not be permitted by Rule 21.2 of the Code.

8.
WARRANTIES

8.1
Reuters warrants that it is a company validly existing under the laws of England with the requisite power and authority to enter into and perform, and has taken all necessary corporate action to authorise the execution and performance of, its obligations under this agreement.

8.2
Thomson warrants that it is a company validly existing under the laws of Ontario with the requisite power and authority to enter into and perform, and has taken all necessary corporate action to authorise the execution and performance of, its obligations under this agreement.

8.3
Woodbridge warrants that:

(a)
it is a company validly existing under the laws of Ontario with the requisite power and authority to enter into and perform, and has taken all necessary corporate action to authorise the execution and performance of, its obligations under this agreement;

(b)
it is, and will on Completion be, "Canadian" for the purposes of the Investment Canada Act; and

(c)
it is the beneficial owner of, or has and will, subject to any disposal of Thomson Woodbridge Securities made in accordance with clause 3.12(e), have at the time of the Thomson EGM the right to vote, control or direct the voting rights in respect of, 448,019,827 Thomson Shares, representing approximately 70 per cent. of the outstanding Thomson Shares.

8.4
Newco warrants that:

(a)
it is a company validly existing under the laws of England with the requisite power and authority to enter into and perform, and has taken all necessary corporate action to authorise the execution and performance of, its obligations under this agreement; and

(b)
it has never entered into any contract or arrangement other than this agreement and other documents related to the Transaction.

8.5
Each of the parties represents and warrants to the other parties on the dates set out in clause 8.6 that:

(a)
this agreement constitutes legal, valid and binding obligations on it and is enforceable in accordance with its terms subject to laws generally affecting creditors' rights and to principles of equity;

(b)
its entry into and performance of this agreement and implementation of the Transaction does not and will not, save as disclosed prior to the date of this agreement:

(i)
constitute a breach of any obligation (including any statutory, contractual or fiduciary obligation) or default under any agreement or undertaking by which it or any of its subsidiary undertakings or their assets are bound; or

(ii)
cause the termination of, cause a loss or variation of rights under or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement or undertaking by which it or any of its subsidiary undertakings or their assets are bound, except, in each case, where such breach or other event(s), individually or in the aggregate, if it had been disclosed to the other party is not reasonably likely to have resulted in the other party not entering into this agreement or the Transaction at all or only entering into this agreement or the Transaction on materially different terms;

  (c)
  all statements of fact contained in the announcements relating to it and made in connection with the Transaction are true and accurate and are not misleading or likely to be misleading in any material respect, and all expressions of opinion, intention, expectation or belief attributed to it in the announcements made in connection with the Transaction are made on reasonable grounds after due and careful enquiry and consideration and are honestly held and fairly based and, to the extent relevant, the announcements comply with Applicable Law;

  (d)
  it is not aware (having made due and careful enquiry) of any information or matter affecting or relating to it which:

  (i)
  is not already in the public domain; or

  (ii)
  has not been disclosed to the other parties,

            (i) which constitutes or is reasonably likely to constitute a breach of any of the Conditions; or (ii) the disclosure of which to the other parties might reasonably be expected to have resulted in a party not entering into this agreement or the Transaction at all or only entering into this agreement or the Transaction on materially different terms.

8.6
Updating Warranties

(a)
(i)        The Warranties in clauses 8.5(a), 8.5(b) and 8.5(d) are true and accurate in all respects as at the date of this agreement.

(ii)
The Warranty in clause 8.5(c) is true and accurate in all respects as at the date of the Press Announcement and each other date on which an announcement relating to the Transaction is made by a party (except to the extent a previous announcement was updated).

(b)
If at any time after the signing of this agreement and before Completion, a party becomes aware of an event or matter which results or is reasonably likely to result in any of the Warranties being unfulfilled, untrue, misleading or incorrect in any respect at any time at which it is given, the relevant party will promptly notify the other parties in writing fully thereof prior to Completion.

8.7
Termination of the agreement in accordance with clause 16 shall be without prejudice to any breach of this clause 8 by any party prior to termination, provided that no claim for breach of Warranty may be made against a party if this agreement is terminated and any payment required to be made under the provisions of clause 7 is made by that party.

9.
PRE-COMPLETION BUSINESS UNDERTAKINGS

9.1
Each of Thomson and Reuters undertakes to the other that, prior to the Effective Date or the termination of this agreement (whichever is the first to occur), it will not and will procure that no other member of its Group will, other than (i) pursuant to a contractual obligation to which the relevant member of its Group is bound at the date of this agreement (including this agreement) or (ii) in respect of Thomson, the implementation of any transaction which has been announced prior to the date of this agreement and the incurring of any indebtedness by any member of the Thomson Group to finance the Consideration or the working capital of the DLC after Completion, without the prior consent of the other party (such consent not to be unreasonably withheld or delayed):

(a)
carry on business other than in the ordinary course and in all material respects consistently with past practice; or

  (b)
  alter the nature or scope of its business in any way which is material in the context of either its Group taken as a whole or the implementation of the Transaction.

  For the purposes of this clause 9.1, "material" shall be determined by reference to Note 2 on Rule 21.1 of the Code.

9.2
Without prejudice to clause 9.1 and Rule 21.1 of the Code, Reuters undertakes that, prior to the Effective Date or the termination of this agreement (whichever is the first to occur), it will not engage in any act or omission which would require shareholder consent pursuant to Rule 21.1 of the Code or the Listing Rules, unless:

(a)
required to implement the Transaction in accordance with this agreement; or

(b)
as a consequence of a contractual obligation to which the relevant member of the Reuters Group is bound at the date of this agreement (including this agreement),

  without the prior consent of Thomson (such consent not to be unreasonably withheld or delayed).

9.3
Without prejudice to the foregoing, Reuters shall not, and shall procure that no member of the Reuters Group shall, prior to the Effective Date or the termination of this agreement (whichever is the first to occur):

(a)
borrow any monies (or agree to borrow any monies) other than in the ordinary course of business or to enable it to meet its pre-existing obligations at the date of this agreement; or

(b)
agree any additional restrictions with its existing lenders on its ability to: (i) declare dividends and/or (ii) transfer assets to Thomson or any member of the Thomson Group,

        without the prior consent of Thomson (such consent not to be unreasonably withheld or delayed).

9.4
Pending Completion and without prejudice to Rule 21.1 of the Code, unless Reuters (in the case of Thomson or Newco) or Thomson (in the case of Reuters) shall otherwise approve in writing and except as contemplated by this agreement, each of Reuters, Thomson and Newco:

(a)
save in relation to the dividends referred to in clause 10 and other dividends paid by Thomson and save as provided in clause 6.4, will not take or omit to take any corporate action (including any action which affects its capital structure) which, if the Equalisation and Governance Agreement (ignoring any de minimis exceptions therein) were then in force, would require an adjustment to the Equalisation Ratio, a Matching Action or a Class Rights Vote (as such terms are defined in the Equalisation and Governance Agreement); and

(b)
will not, and will procure that no member of its Group will, authorise or enter into an agreement or arrangement to do any of the foregoing.

9.5
Nothing in this clause 9 shall restrict:

(a)
Reuters from entering into any transaction where the market value of the assets acquired or disposed of pursuant to that transaction does not exceed US$250 million provided that the market value of the assets acquired or disposed of pursuant to that and all other transactions after the date of this agreement in respect of any financial year does not exceed US$500 million (or such higher amount as Thomson may from time to time agree) in such financial year; or

(b)
Thomson from entering into any transaction:

(i)
in respect of its Thomson Financial division where the market value of the assets acquired or disposed of pursuant to that transaction does not exceed US$250 million provided that the market value of the assets acquired or disposed of pursuant to that and all other transactions after the date of this agreement in respect of any financial year does not exceed US$500 million (or such higher amount as Reuters may from time to time agree) in such financial year; or

(ii)
other than in respect of its Thomson Financial division, where the aggregate market value of assets acquired net of the aggregate market value of assets disposed of pursuant to that and all other transactions after the date of this agreement in respect of any financial year does not exceed US$1 billion in such financial year.

  Each of Thomson and Reuters shall, to the extent permitted by Applicable Law, consult with the other in advance of entering into any transaction expressly permitted by this clause 9.5.

9.6
Each of Reuters and Thomson shall, in good faith and subject to Applicable Law, cooperate and share information (subject to Applicable Law, confidentiality and commercial sensitivity) with a view to identifying and planning, before Completion, the best way to give effect, as soon as practicable after the Effective Date, to the benefits of the Transaction for the Combined Group and neither Reuters nor Thomson shall take a step which it believes could, to a significant extent, frustrate the obtaining of those benefits without the other party's consent.

9.7
Thomson shall not, prior to the passing of the Thomson Resolution or the termination of this agreement, issue such number of Thomson Shares as results in the Thomson Woodbridge Securities representing less that 66 2/3 per cent. of the then outstanding Thomson Shares.

9.8
Each of the parties acknowledges and agrees that the duration, extent and application of the restrictions contained in this clause 9 are no greater than is reasonable and necessary for the protection of its respective business interests.

10.
DIVIDENDS

10.1
Thomson and Reuters agree that this clause 10 will govern the payment of dividends by Reuters prior to Completion and that no dividends shall be paid by Reuters prior to Completion or earlier termination of this agreement other than in accordance with these provisions or as may otherwise be agreed by them. For the avoidance of doubt, the provisions of this clause 10 do not apply to Thomson or Woodbridge.

10.2
Reuters shall be entitled to declare and pay a dividend of 12 pence per Reuters Share for the financial year ending 31 December 2007, 5 pence of which will be payable as an interim dividend and 7 pence of which will represent the final dividend for the year, subject in each case to there being no legal prohibition to the payment of the dividend at the relevant time. If Completion occurs before 31 December 2007, the amount of such dividend will be reduced pro rata to reflect the proportion of the year occurring after Completion, if any. Notwithstanding the foregoing, if for the remaining three quarters of 2007, Thomson pays dividends that are not the same as the dividends Thomson paid for the three month period to 31 March 2007, then the dividends to be paid by Reuters in the financial year ending 31 December 2007 shall be adjusted on a pro rata basis.

10.3
Reuters shall be entitled to pay dividends for any period prior to Completion in 2008 equal in amount to the dividend it paid in 2007 for an equivalent period unless Thomson pays a dividend for any such period in 2008 that is not the same as the dividend Thomson paid in 2007 for the equivalent period, in which case the dividend to be paid by Reuters in such period in 2008 shall be adjusted on a pro rata basis.

10.4
Thomson and Reuters shall agree appropriate arrangements to ensure a proportionate adjustment of dividends if Completion occurs before the end of a financial period.

11.
REUTERS SHARE PLANS

11.1
Thomson and Reuters agree to the following in relation to the Reuters Share Plans.

11.2
All options outstanding under the Reuters Group PLC Discretionary Share Option Plan will vest and become fully exercisable on the date on which the Scheme is sanctioned by the English Court (the Sanction Date). Newco may offer participants the alternative of a rollover in accordance with the rules of the Plan but, for the avoidance of doubt, if such an offer is made, the replacement options will not be subject to any performance targets. Participants exercising share options at the time of the Scheme will not be required to finance the exercise of such options but instead arrangements will be put in place to enable the exercise price to be deducted from the amount payable by Newco and/or from the sale of some of their Newco Shares.

11.3
In relation to the awards granted under the Reuters Group PLC Long-Term Incentive Plan (the LTIP) in 2003 and 2005:

  (i)
  if the Scheme is sanctioned by the English Court in 2008, the awards will vest, or will not vest, in accordance with the rules of the Plan and the terms upon which they were granted and any Reuters Shares to which the participants become entitled as a consequence of that vesting will be released on or immediately after the Sanction Date; and

  (ii)
  if the Scheme is sanctioned by the English Court in 2007, the awards will vest, or will not vest, in accordance with the rules of the Plan and the terms upon which they were granted with no adjustment being made to the performance targets applicable to those awards save to the extent necessary to take account of the fact that the performance period ends on the Sanction Date and any Reuters Shares to which the participants become entitled will be released on or immediately after the Sanction Date.

11.4
In relation to the awards granted under the LTIP in 2006 and 2007:

(i)
the extent to which those awards vest, or do not vest, will be determined in the accordance with the performance targets applicable to them except that the Remuneration Committee of the Reuters Board may, after discussion with the chairman, determine that vesting will be determined solely on the basis of total shareholder return;

(ii)
to the extent to which an award vests in accordance with (i), it will be time pro-rated having regard to the period from the beginning of the performance period to the Sanction Date and the resulting Reuters Shares will be released on or immediately after the Sanction Date;

(iii)
to the extent to which an award vests in accordance with (ii) but the Reuters Shares are not released on or immediately after the Sanction Date as a consequence of time pro-rating, Newco will grant the participant an award over restricted Newco Shares with an equivalent value. These shares will be subject to forfeiture if the participant is dismissed on grounds that justify summary dismissal; otherwise the shares will vest (that is, cease to be subject to restrictions) at the same time or, if earlier, on termination of employment save that there will be no acceleration of vesting if the participant resigns voluntarily.

11.5
The outstanding awards under the Restricted Share Plans will vest in full on the Sanction Date and the Reuters Shares will be released to the participants on or immediately after the Sanction Date.

11.6
In relation to the outstanding options granted under the Reuters Group PLC International SAYE Share Option Plan 1997:

(i)
the options will become exercisable in full on the Sanction Date or, if company law counsel is of the view that the Scheme is not a scheme for the reconstruction of Reuters or its amalgamation with another company, on the Effective Date;

(ii)
with the exception of the options granted under the UK approved part of the Plan, the options will become exercisable in full;

  (iii)
  the options granted under the UK approved part of the Plan will only be exercisable to the extent of the amounts repayable at the time of exercise under the relevant savings contract. Participants in this part of the Plan who elect to exercise their options at the time of the Scheme will receive ex gratia compensation for that part of their option that is not exercisable. The compensation will represent the lost profit on the Reuters Shares that cannot be exercised representing the difference, per share, between the market value of a Reuters Share and the option exercise price; and

  (iv)
  Newco may offer participants the alternative of a rollover in accordance with the rules of the Plan.

11.7
Participants in the Reuters Share Plans will have the opportunity to transfer the Reuters Shares to which they become entitled from their options or awards to their spouse or civil partner before those shares are acquired by Newco under the Scheme.

11.8
The articles of association of Reuters will be amended so that any Reuters Shares issued or transferred after the record date for the Scheme, including pursuant to the exercise or vesting of options or awards, will be acquired by Newco on the same terms as are available to the Reuters Shareholders under the Scheme. The articles will make provision to allow a participant in the Reuters Share Plans to transfer the Reuters Shares to a spouse or civil partner before they are acquired by Newco.

11.9
Reuters may continue to grant options and awards under the Reuters Share Plans in accordance with its normal past practice. It is acknowledged, however, that as a result of the Transaction, certain options and awards that Reuters is committed to make later this year have lost value as a consequence of the increase in the Reuters Share price. Reuters may compensate the relevant individuals by such means as it may consider to be appropriate including, without limitation, increasing the value of the awards or granting cash bonuses.

11.10
Thomson and Reuters agree that, in so far as is possible, share awards which vest and/or become exercisable when the Scheme is sanctioned by the English Court should be satisfied from any Reuters Shares held in employee share trusts for that purpose.

11.11
Newco will establish new employee share schemes to replicate the Reuters Share Plans.

12.
[REMOVED]

13.
BOARD COMPOSITION AND NAME

13.1
With effect from Completion the board of directors of each of Newco and Thomson will be made up of 15 (fifteen) directors, nominated or named prior to Completion as follows:

(a)
five directors shall be nominated by Reuters, one of whom, Niall Fitzgerald, shall be a deputy chairman;

(b)
Mr T Glocer shall be a director and shall be appointed as the Chief Executive Officer; and

  (c)
  nine directors shall be nominated by Thomson, five of whom shall be nominated from amongst Thomson's directors who are independent of Woodbridge and, one of whom shall be chairman and another whom shall be a deputy chairman.

13.2
The Mutual Directors will be the only directors of each of Newco and Thomson with effect from Completion until their respective successors have been duly elected or appointed or until any of their earlier death, resignation or removal.

13.3
With effect from Completion the name of Thomson will, in accordance with the Plan of Arrangement, be changed to "Newco Corporation" (subject to any necessary shareholder approval having been obtained), and Thomson will take all action necessary to procure such change of name.

14.
FOUNDERS SHARE COMPANY

  Thomson and Woodbridge agree to comply with the terms of the FSC Consent in implementing the Transaction, save as they may otherwise agree with the FSC.

15.
CORPORATE GOVERNANCE

15.1
Thomson and Reuters agree that the Combined Group shall, after Completion, comply with applicable corporate governance standards in Canada, the United Kingdom and the United States.

15.2
Each of Thomson, Reuters and Newco undertakes to agree a protocol in relation to, among other things, location and timing of board meetings of the Combined Group after Completion.

16.
TERMINATION

16.1
This agreement will automatically terminate and all of the parties' rights and obligations hereunder shall, subject to sub clause 16.4, cease if:

(a)
the Reuters Shareholders do not pass the Reuters EGM Resolutions at the Reuters EGM;

(b)
the Reuters Shareholders do not pass the Reuters Court Resolution at the Reuters Court Meeting;

(c)
following the application of clause 3.8, the Thomson Shareholders do not pass the Thomson Resolution at the Second Thomson EGM;

(d)
the Canadian Court declines or refuses to make the Canadian Interim Order or the Canadian Final Order;

(e)
the English Court fails to issue the UK Order;

(f)
the Effective Date shall not have occurred by the Long-Stop Date save that if, on or before such date, it shall become apparent that any of the Regulatory Pre-conditions or equivalent Conditions (if any of the Regulatory Pre-conditions shall have been waived) will not be satisfied by that date but Thomson and Reuters have reasonable grounds for believing that a favourable outcome in respect of such Regulatory Pre-Conditions or Conditions will be forthcoming after such date, they shall negotiate in good faith to extend the period to satisfy the Regulatory Pre-Conditions or the Conditions, subject to Newco having suitable confirmation as to cash resources to meet the requirements of the Code; or

  (g)
  subject to clause 5.7, any of the Conditions is (or becomes) incapable of satisfaction and, where such Condition is capable of waiver by Thomson alone, Thomson notifies Reuters that it will not waive such Condition and, where such Condition is capable of waiver by Reuters alone, Reuters notifies Thomson that it will not waive such Condition.

16.2
Thomson shall be entitled to terminate this agreement by written notice to Reuters if Reuters is in material breach of its obligations in clause 7.

16.3
Reuters shall be entitled to terminate this agreement by written notice to Thomson if the Thomson Shareholders do not pass the Thomson Resolutions at the First Thomson EGM.

16.4
Termination of this agreement shall be without prejudice to the rights of any party that have arisen prior to termination, including (without limitation) any claim in respect of a breach of this agreement. Clauses 1, 7.2 to 7.5, 16 and 19 to 23 shall survive any such termination.

16.5
This agreement may not be terminated or rescinded other than pursuant to this clause 16 or clause 4.5.

17.
OTHER LISTINGS

17.1
Reuters will, save as may otherwise be agreed by Reuters and Thomson, take such action prior to Completion as may be appropriate to maintain the listings of the Reuters Ordinary Shares and Reuters American Depositary Shares on the stock exchanges on which they are listed at the date of this agreement.

17.2
Thomson will take such action prior to Completion as may be appropriate to maintain the listing of the Thomson Shares on the stock exchanges on which they are listed at the date of this agreement.

18.
TIME LIMIT

  None of the parties shall have any claim against another party for breach of Warranty after Completion.

19.
NOTICES

19.1
Any notice, approval, consent or other formal communication to be given or made under this agreement must (unless expressly provided otherwise) be in writing and be delivered or sent by fax to the party to be served as set out below:

  (a)
  in the case of Reuters: For the Attention the Company Secretary, the Reuters Building, South Colonnade, Canary Wharf, London, E14 5EP; fax +44 (0)20 7542 6848

  (b)
  in the case of Thomson: For the Attention General Counsel, The Thomson Corporation, Metro Centre One Station Place, Stamford, Connecticut 06902, United States; fax +1 (203) 539-7779

  (c)
  in the case of Newco: For the Attention the Company Secretary, The Thomson Corporation Plc of The Quadrangle, 180 Wardour Street, London, W1A 4YG; fax +44 (0) 207 734 0561; with a copy to General Counsel, The Thomson Corporation, Metro Centre One Station Place, Stamford, Connecticut 06902, United States; fax +1 (203) 539-7779

  (d)
  in the case of Woodbridge: For the Attention of the Company Secretary, 65 Queen Street West, Suite 2400, Toronto Ontario M5H 2MB, Canada; fax +1 (416) 365-9293

  or to such other address and/or fax number as the party to be served may have notified to the other parties in accordance with this clause 19.

19.2
Any notice, approval, consent or other formal communication shall be deemed to have been given or made:

(a)
if delivered, at the time of delivery; or

(b)
if sent by fax, on the date of transmission, if despatched before 5.00 p.m. (local time at the place of destination) on any business day, and in any other case on the business day after the date of despatch.

19.3
In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the fax message was properly addressed and transmitted, as the case may be.

20.
ANNOUNCEMENTS

20.1
Except to the extent permitted by clause 20.2, none of the parties will make any announcement about any matters arising in relation to the Transaction or its implementation without the prior consent of the other parties, such consent not to be unreasonably withheld or delayed.

20.2
Any party may make such announcements as are required by:

(a)
the law of any relevant jurisdiction; or

(b)
any Relevant Authority to which that party is subject, wherever situated, including (without limitation) the UKLA, the London Stock Exchange, the Toronto Stock Exchange, Nasdaq, the New York Stock Exchange, the English Court, the Canadian Court and the Panel, whether or not the requirement has the force of law, in which case the party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other parties before making such announcement.

21.
REMEDIES AND WAIVERS

21.1
The rights of each party under this agreement may be exercised as often as necessary, are cumulative and not exclusive of rights and remedies provided by law and may be waived only in writing and specifically. Delay in exercising or non-exercise of any such right is not a waiver of that right.

21.2
Without prejudice to any other rights and remedies which any party may have, each party acknowledges and agrees that damages would not be an adequate remedy for any breach by any of the other parties of the provisions of this agreement and any party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and the other party shall not contest the appropriateness or availability thereof), for any threatened or actual breach of any such provision of this agreement by the other party and no proof of special damages shall be necessary for the enforcement by any party of the rights under this agreement.

22.
GENERAL

22.1
Each of the provisions of this agreement shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any provision is void but would be valid if some part of it were deleted, the provision shall apply with such modification as may be necessary to make it valid.

22.2
Nothing in this agreement and no action taken by the parties under this agreement shall constitute a partnership, association, joint venture or other co-operative entity between any of the parties nor constitute either party the agent, trustee or fiduciary of the other party or any shareholder of either of them for any purpose.

22.3
A person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 or otherwise, with the exception of the FSC, which may enforce the provisions of clause 14.

22.4
This agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this agreement and supersede all previous agreements, whether oral or in writing, between the parties relating to these transactions, provided that the confidentiality agreements both executed 9 May 2007 between the parties shall continue in full force and effect in accordance with their terms as amended by clause 20 (which shall take precedence) until the Effective Date, when they shall terminate automatically.

22.5
Each party acknowledges that in agreeing to enter into this agreement it has not relied on any express or implied representation, warranty, collateral contract or other assurance (except those repeated in this agreement made by or on behalf of any other party before the entering into of this agreement). Each party waives all rights and remedies which, but for this subclause 22.5, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance.

22.6
Nothing in this clause limits or excludes any liability for fraud.

22.7
No party shall be entitled to rescind this agreement after Completion.

22.8
None of the parties shall assign all or any part of the benefit of, or its rights or benefits under, this agreement.

22.9
This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute but one and the same instrument.

23.
GOVERNING LAW AND JURISDICTION

23.1
This agreement is governed by English law.

23.2
The English courts have jurisdiction to settle any dispute, claim or controversy arising out of or in connection with this agreement and the parties submit to the jurisdiction of the English courts.

23.3
Thomson irrevocably appoints The Thomson Corporation Plc of The Quadrangle, 180 Wardour Street, London, W1A 4YG to be its agent for the receipt of any claim form or other document in connection with legal proceedings under or in relation to this agreement and agrees that any such document may be effectively served on it in connection with any such proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

23.4
Woodbridge irrevocably appoints The Thomson Corporation Plc of The Quadrangle, 180 Wardour Street, London, W1A 4YG to be its agent for the receipt of any claim form or other document in connection with legal proceedings under or in relation to this agreement and agrees that any such document may be effectively served on it in connection with any such proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

SCHEDULE 1

INTERPRETATION

        In this agreement the following definitions apply (unless the context requires otherwise):

Admission	means admission of the Newco Shares to listing on the Official List maintained by the Financial Services Authority pursuant to Part VI of the Financial Services and Markets Act 2000 and to trading on the London Stock Exchange's main market for listed securities;
Agreed Form
in relation to any document, the form of that document which has been initialled for the purpose of identification by or on behalf of the parties and as may be amended with the agreement of the parties after the date of this agreement;
Alternative Proposal
an offer or possible offer or proposal put forward by any third party which is not acting in concert with any of the parties to this agreement in respect of or for all or a significant proportion (being in excess of 25 per cent. when aggregated with shares already held by the third party and anyone acting in concert with it) of the entire issued and to be issued share capital of Reuters or the sale or possible sale of the whole or any substantial part of the assets of The Reuters Group, or any other transaction which is otherwise inconsistent with consummation of the Transaction, in each case howsoever it is proposed that such offer, proposal or transaction be implemented (whether legally binding or not and whether or not pre-conditional);
Applicable Law
any applicable law, statute, ordinance, regulation, judgment, order, decree or directive of any court of competent jurisdiction, government or governmental or regulatory, authority, including without limitation the rules and regulations of any stock exchange or other trading market on which any shares or other securities or depositary receipts representing such shares or securities of any party are traded or quoted and the Code;
Arrangement	an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement;
business day	a day (other than a Saturday or Sunday) on which banks are generally open for business in London, Toronto and New York;
Canadian Court	the Ontario Superior Court of Justice;

Canadian Final Order
the final order of the Canadian Court approving the Arrangement, as such order may be amended or varied at any time prior to Completion or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
Canadian Interim Order	the interim order of the Canadian Court, as may be amended in respect of the Arrangement;
Cash Consideration	352.5p per Reuters Share;
Circular	the Thomson Circular or the Reuters Circular, as the case may be;
Code	the City Code on Takeovers and Mergers;
Companies Act	the UK Companies Act 1985;
Completion	completion of the matters set out in clause 6;
Conditions	the conditions to implementation of the Transaction set out in Schedule 2;
Consideration	the consideration payable for the issue of Reuters Shares to Newco in accordance with the Scheme, comprising the Cash Consideration and the Share Consideration;
DLC or Combined Group	the Thomson Group and the Reuters Group as combined following Completion;
Effective Date	the date of Admission;
English Court	the High Court of Justice in England and Wales;
Equalisation and Governance Agreement
the equalisation and governance agreement in the Agreed Form to be entered into by Thomson and Newco conditional on the Scheme having become effective in accordance with its terms before the Long Stop Date;
Equalisation Ratio
has the meaning given to it in the Equalisation and Governance Agreement, being the proportion that the voting rights and the rights to distribution (of income and capital) of one Newco Share bear to one Thomson Share;
FSC	Reuters Founders Share Company Limited, a company incorporated in England and Wales under registration number 1812511;
FSC Consent	the acknowledgement of support from the FSC to the implementation of the Transaction, dated 15 May 2007;

Founders Share
the special share to be issued by Thomson to the FSC to substantially replicate, within Thomson's articles, the provisions of the Reuters Founders Share in Reuters' articles of incorporation, in accordance with the terms of the FSC Consent or as may otherwise be agreed with the FSC;
Group	in relation to a party, other than Woodbridge, that party and its subsidiary undertakings, and in relation to Woodbridge, Woodbridge and its subsidiary undertakings other than the Thomson Group;
Guarantees	the Thomson Deed of Guarantee and the Reuters Deed of Guarantee to be entered into by Thomson and Newco respectively at Completion;
Long-Stop Date	31 December 2008;
Merger Regulation	Council Regulation 139/2004/EC;
Mutual Directors	the persons nominated pursuant to and/or named in clause 13.1;
Newco Shares	the ordinary shares in the share capital of Newco;
OBCA	the Business Corporations Act (Ontario);
OBCA Director	the director appointed pursuant to Section 278 of OBCA;
Panel	the Panel on Takeovers and Mergers;
Plan of Arrangement	the plan of arrangement of Thomson to be approved by the Thomson Resolution, reflecting the principles set out in Part A of Schedule 3 or as may be amended by agreement between Thompson and Reuters;
Press Announcement	the press announcement to be issued in accordance with Rule 2.5 of the Code announcing the terms of the Transaction in Agreed Form;
Prospectus	the prospectus and any supplemental prospectus to be issued by Newco in connection with Admission;
Restricted Share Plans
the Reuters Group PLC Restricted Share Plan for Participants Employed by UK Companies, the Reuters Group PLC Restricted Share Plan for Participants Employed by Non-UK Companies (which includes the Indian Sub-Plan) and the Reuters Group PLC Global Restricted Share Plan;

Reuters Articles
the articles of association to be adopted by Newco conditional on the Scheme having become effective in accordance with its terms, reflecting the principles set out in Part B of Schedule 3 or as may be amended by agreement between Reuters and Thomson;
Reuters Board	the directors of Reuters;
Reuters Circular	the circular to Reuters Shareholders containing the Scheme and notices of the Reuters EGM and the Reuters Court Meeting;
Reuters Court Meeting	the meeting of Reuters Shareholders (and any adjournment thereof) to be convened by the English Court for the purposes of considering and, if thought fit, approving the Reuters Court Resolution;
Reuters Court Resolution	the resolution required by the English Court to be passed at the Reuters Court Meeting in order to approve the Scheme;
Reuters Deed of Guarantee
the deed of guarantee in the Agreed Form, to be entered into by Newco conditional on the Scheme having become effective in accordance with its terms before the Long Stop Date, pursuant to which Newco will, with effect from the Effective Date, agree to guarantee certain obligations of Thomson from Completion for the benefit of certain creditors of Thomson;
Reuters EGM	the extraordinary general meeting of Reuters Shareholders (and any adjournment thereof) to be convened for the purpose of considering and, if thought fit, approving the Reuters EGM Resolutions;
Reuters EGM Resolutions	the special resolutions to approve amongst other things:
(a) the Scheme;
(b) the cancellation of the issued ordinary shares of Reuters;
(c)
the increase in the authorised share capital of Reuters and the application of the reserves arising on the cancellation noted in (b) to pay up in full the ordinary shares to be issued to Newco in accordance with the Scheme;
(d) alterations to Reuters' memorandum and articles;
(e) an authority to the Reuters Board pursuant to section 80 of the Companies Act; and

(f) approval of the waiver of Rule 9 of the Code,
together with such other matters as may be necessary or desirable to implement the Transaction, as to be set out in the Reuters Circular;
Reuters Group	prior to Completion, Reuters and its subsidiary undertakings and, after Completion, Newco and its subsidiary undertakings and, where the context admits, each of them;
Reuters Resolutions	the Reuters Court Resolution and the Reuters EGM Resolutions;
Reuters Shareholders	holders of Reuters Shares;
Reuters Share Plans
the Restricted Share Plans, the Reuters Group PLC Long Term Incentive Plan (which includes the US Sub-Plan); the Reuters Group PLC Discretionary Stock Option Plan (which includes the French Qualifying Sub-Plan and the Phantom Option Sub-Plan) and the Reuters Group PLC International SAYE Share Option Plan 1997;
Reuters Shares	ordinary shares of 25p each in the capital of Reuters;
Reuters Special Share	has the meaning given to it in the Reuters Articles;
Regulatory Pre-conditions	those Conditions set out in Part A of Schedule 2;
Relevant Authority
any government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court, tribunal or other body (including any professional or environmental body) or person in any jurisdiction;
Scheme
the proposed scheme of arrangement between Reuters, and the Reuters Shareholders and the FSC under Section 425 of the Companies Act to implement the Transaction on the terms of this agreement and subject to the Conditions, with or subject to any modification, addition or correction approved or imposed by the English Court and agreed by Thomson, Newco and Reuters;
Second Thomson EGM	has the meaning given to it in clause 3.18;
Share Consideration	the Newco Shares to be issued by Reuters Newco to the Reuters Shareholders under the Scheme;

Standard Break Fee	a fee of £86.8 million (exclusive of VAT, any such VAT being payable by Reuters if and to the extent recoverable by Reuters);
subsidiary undertaking	has the meaning given to it in the Companies Act;
Thomson Articles
the articles of arrangement filed with the OBCA Director on Completion and giving effect to the Arrangement, reflecting the principles set out in Part B of Schedule 3 or as may be amended by agreement between Thomson and Reuters;
Thomson Circular	the circular to Thomson Shareholders containing the notice of the Thomson EGM;
Thomson Deed of Guarantee
the deed of guarantee in the Agreed Form, to be entered into by Thomson conditional on the Scheme having become effective in accordance with its terms before the Long Stop Date, pursuant to which Thomson will, with effect from the Effective Date, agree to guarantee certain obligations of Reuters incurred from Completion for the benefit of certain creditors of Reuters;
Thomson EGM
the special meeting of Thomson Shareholders (and any adjournment thereof) to be convened for the purposes of considering and, if thought fit, approving the Thomson Resolution and (where the context so requires) shall include any Second Thomson EGM;
Thomson Group	Thomson and its subsidiary undertakings and, where the context admits, each of them;
Thomson Preference Shares	the Series II Preference Shares in the capital of Thomson;
Thomson Resolution	the special resolution to approve the Arrangement, and such other matters as may be necessary or desirable to implement the Transaction, as to be set out in the Thomson Circular;
Thomson Shareholders	holders of Thomson Shares;
Thomson Special Share	has the meaning given to it in the Thomson Articles;
Thomson Shares	means the common shares in the capital of Thomson;
Thomson Woodbridge Securities	has the meaning given to it in clause 3.12(a);
Transaction
the alignment of the economic interests of the Reuters Group and the Thomson Group in accordance with this agreement and the transactions contemplated by it, pursuant to which the businesses of Reuters and Thomson will be operated on a unified basis in accordance with the Equalisation and Governance Agreement;

UK Order
the order of the English Court sanctioning the Scheme under Section 425 of the Companies Act and confirming the reduction of share capital provided for by the Scheme under Section 137 of the Companies Act;
UKLA	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
Voting Trust Agreement
the agreement to be entered into, conditional on the Scheme having become effective in accordance with its terms before the Long Stop Date, by Newco, Thomson and the Voting Trustee(s), governing the parties' obligations relating to the holding of and exercise by the Voting Trustee of the rights attaching to the Reuters Special Share and the Thomson Special Share with effect from the Effective Date, reflecting the principles set out in Part C of Schedule 3 or as may be amended by agreement between Reuters and Thomson;
Voting Trustee(s)
such person(s) as may be nominated by agreement of Thomson and Reuters in accordance with clause 3.16 to subscribe for (directly or indirectly) the Thomson Special Share and the Reuters Special Share; and
Warranty	any warranty or representation given by any party to another under this agreement and Warranties shall be interpreted accordingly.

        In this agreement:

  (a)
  any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes:

  (i)
  that enactment as amended, extended or applied by or under any other enactment (before or after signature of this agreement);

  (ii)
  any enactment which that enactment re enacts (with or without modification); and

  (iii)
  any subordinate legislation made (before or after signature of this agreement) under that enactment, including (where applicable) that enactment as amended, extended or applied as described in subparagraph(i), or under any enactment which it re-enacts as described in subparagraph (ii); and

  (b)
  words denoting persons include bodies corporate and unincorporated associations of persons; and

  (c)
  references to an individual or a natural person include his estate and personal representatives.

SCHEDULE 2

CONDITIONS

Part A
REGULATORY PRE-CONDITIONS

1.
The Transaction and the posting of the Reuters Circular and Thomson Circular, will take place only if the following Regulatory Pre-conditions are satisfied or waived in accordance with clause 4.2:

(a)
insofar as the proposed combination of Reuters with Thomson constitutes a concentration with a Community dimension within the scope of Council Regulations (EC) 139/2004 (as amended) (the "Merger Regulation"):

(i)
the European Commission shall have made a decision declaring the concentration compatible with the common market under Articles 6(1)(b), 8(1) or 8(2) of the Merger Regulation; or

(ii)
the European Commission shall not have taken a decision in accordance with Articles 6(1)(b), 6(1)(c), 8(1) 8(2) or 8(3) of the Merger Regulation within the time limits set in Articles 10(1) and 10(3) and is thereby deemed to have declared the concentration compatible with the common market pursuant to the presumption in Article 10(6) of the Merger Regulation; or

(iii)
in the event that the European Commission makes a referral to one or more competent authorities under Articles 4(4) or 9(1) of the Merger Regulation in connection with the proposed combination of Reuters with Thomson, or in the event that one or more competent authorities takes appropriate measures to protects its legitimate interests pursuant to Article 21(4) of the Merger Regulation, such competent authorities shall have issued a decision, finding or declaration approving the proposed acquisition and permitting its closing without any breach of applicable law or of the Merger Regulation; and

(b)
all applicable filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the proposed combination of Reuters with Thomson and neither of the parties being subject to any order or injunction of a court of competent jurisdiction in the United Sates that prohibits consummation of the Transaction as a result of action brought by the US Federal Trade Commission or US Department of Justice.

Part B
CONDITIONS OF THE TRANSACTION

2.
The Transaction will be conditional upon:

(A)
the Scheme becoming unconditional and becoming effective, subject to the Code, by not later than the Long-Stop Date, or such later date (if any) as Thomson and Reuters may agree and (if required) the Court may allow. The Scheme will be conditional upon:

(a)
approval of the Scheme by a majority in number, representing 75 per cent. or more in value, of the Reuters Shareholders (or the relevant class or classes thereof) present and voting, either in person or by proxy, at the Reuters Court Meeting or at any adjournment thereof;

(b)
all resolutions necessary to implement the Scheme as set out in the notice of the Reuters EGM (including, without limitation, the Reuters EGM Resolutions) being duly passed by the requisite majority at the Reuters EGM or at any adjournment thereof; and

(c)
the sanction (without modification or with modification as agreed by Reuters, Newco and Thomson) of the Scheme and the confirmation of any reduction of capital involved therein by the English Court, an office copy of the UK Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the reduction of capital, being registered by him; and

(B)
Admission.

Part C
FURTHER CONDITIONS

3.
In addition, the Scheme will be subject to the following conditions being satisfied or waived in accordance with clause 5, prior to the necessary action being taken to make the Scheme effective:

(a)
the passing at the Thomson EGM of the Thomson Resolution in accordance with its terms;

(b)
the Canadian Interim Order and the Canadian Final Order having been obtained by Thomson;

(c)
in the event that the Regulatory Pre-condition set out in paragraph 1(a) of Part A above is waived, the European Commission notifying Thomson that it will neither initiate proceedings under Article 6(1)(c) of the Merger Regulation in relation to the proposed Transaction or any matter arising from or relating to the proposed Transaction nor refer the proposed Transaction or any matter arising from or relating to the proposed Transaction to the competent authorities of one or more Member States under Article 9 of the Regulation;

  (d)
  in the event that the Regulatory Pre-condition set out in paragraph 1(b) of Part A above is waived, all applicable filings having been made and all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired or been terminated as appropriate in each case in connection with the Transaction;

  (e)
  either:

  (i)
  an advance ruling certificate having been issued by the Commissioner of Competition (the Commissioner) under section 102(1) of the Competition Act (Canada) (the Competition Act) in respect of the Transaction contemplated by this Agreement; or

  (ii)
  any applicable waiting period under section 123 of the Competition Act having expired or having been earlier terminated or waived by the Commissioner and Thomson having been advised by the Commissioner in writing that she has determined that grounds do not then exist for her to make an application to the Competition Tribunal under section 92 of the Competition Act for an order in respect of the Transaction;

  (f)
  no Relevant Authority having instituted any action, proceeding, suit, investigation, enquiry or reference or enacted or made and there not continuing to be outstanding any statute, regulation, order or decision (other than any statute, regulation, order or decision relating to taxes on the date hereof) that would or might be reasonably expected to:

  (i)
  make the Transaction void, unenforceable or illegal or directly or indirectly prohibit or otherwise materially restrict, delay or interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge, the Transaction;

  (ii)
  require, prevent or materially delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Thomson Group or the Wider Reuters Group of all or any substantial part of their respective businesses, assets or properties or impose any material limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties in each case to an extent which is material in the context of the Wider Combined Group;

  (iii)
  require any member of the Wider Thomson Group or of the Wider Reuters Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Reuters Group or any member of the Wider Thomson Group, where such acquisition would be material in the context of the Wider Combined Group; or

  (iv)
  otherwise materially and adversely affect the business, assets, financial or trading position or profits of any member of the Wider Thomson Group or of the Wider Thomson Group to an extent which is material in the context of the Wider Combined Group;

    and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

  (g)
  all necessary filings having been made and all relevant waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Transaction and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (authorisations) necessary in any jurisdiction for or in respect of the Transaction being obtained from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Thomson Group or the Wider Reuters Group has entered into contractual arrangements (in each case where the absence of such authorisation would have a material adverse effect on the Thomson Group or, as the case may be, the Reuters Group taken as a whole) and such authorisations together with all authorisations necessary or appropriate for any member of the Wider Reuters Group to carry on its business (where such business is material in the context of the Reuters Group taken as a whole or, as the case may be, the Thomson Group taken as a whole) remaining in full force and effect and there being no notice to revoke, suspend or not renew any of the same and all statutory or regulatory obligations in any jurisdiction having been complied with;

  (h)
  since 31 December 2006, except as disclosed in the Annual Report and Accounts of Reuters for the year then ended or as publicly announced to a Regulatory Information Service by or on behalf of Reuters before the date of this agreement or as otherwise fairly disclosed prior to the date of this agreement in writing to Thomson or its advisers by or on behalf of Reuters:

  (i)
  no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wider Reuters Group which is material in the context of the Reuters Group taken as a whole, provided that such change has not resulted from factors generally affecting the markets in which the affected entities operate or from external factors unrelated to their business and beyond their reasonable control (such as acts of war, terrorism or natural disasters); and

  (ii)
  other than in connection with or arising out of the Transaction, no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Reuters Group or to which any member of the Wider Reuters Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider Reuters Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Reuters Group which would or might reasonably be expected to materially and adversely affect the Reuters Group taken as a whole; and

  (i)
  since 31 December 2006, except as disclosed in the Annual Report and Accounts of Thomson for the year then ended or as publicly announced to a Regulatory Information Service by or on behalf of Thomson before the date of this agreement or as otherwise fairly disclosed prior to the date of this agreement in writing to Reuters or its advisers by or on behalf of Thomson:

  (i)
  no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wider Thomson Group which is material in the context of the Thomson Group taken as a whole, provided that such change has not resulted from factors generally affecting the markets in which the affected entities operate or from external factors unrelated to their business and beyond their reasonable control (such as acts of war, terrorism or natural disasters); and

  (ii)
  other than in connection with or arising out of the Transaction, no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Thomson Group or to which any member of the Wider Thomson Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider Thomson Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Thomson Group which would or might reasonably be expected to materially and adversely affect the Thomson Group taken as a whole.

  As used in this Schedule 2:

    (a)
    Wider Thomson Group means Thomson and its subsidiary undertakings, associated undertakings and any other undertakings in which Thomson and such undertakings (aggregating their interests) have a substantial interest;

    (b)
    Wider Reuters Group means Reuters and its subsidiary undertakings, associated undertakings and any other undertakings in which Reuters and such undertakings (aggregating their interests) have a substantial interest; and

    (c)
    Wider Combined Group means the Wider Thomson Group and the Wider Reuters Group taken together; and

  for these purposes subsidiary undertaking, associated undertaking and undertaking have the meanings given by the Companies Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and substantial interest means a direct or indirect interest in 10 per cent. or more of the equity capital of an undertaking.

SCHEDULE 3

PRINCIPLES

Part A

PLAN OF ARRANGEMENT PRINCIPLES

Effective Time

The Articles of Arrangement shall implement the Plan of Arrangement.

Interim Order

•
Thomson shall request that the Interim Order provide:

•
for the class of persons to whom notice is to be provided in respect of the Arrangement and the Thomson EGM and the manner in which such notice is to be provided;

•
that, subject to the approval of the Canadian Court, the requisite approval for the Thomson Resolution shall be 66 2/3% of the votes cast on the Thomson Resolution by the holders of the Thomson Shares, present in person or represented by proxy at the Thomson EGM;

•
that the terms, restrictions and conditions of the by-laws and articles of Thomson, including quorum requirements and all other matters, shall apply in respect of the Thomson EGM; and

•
for the notice requirements with respect to the presentation of the application to the Canadian Court for a Final Order.

Events

The following events shall occur under the Plan:

•
Thomson shall enter into the Equalization and Governance Agreement;

•
Thomson shall enter into the Thomson Guarantee;

•
Thomson shall enter into Voting Trust Agreement;

•
The Thomson Articles shall be amended to:

•
divide each outstanding Thomson Shares into    •    Thomson Shares;

•
create a new class of voting share called the Thomson Special Share;

•
create a new class of share called the Founders Share;

•
add provisions substantially equivalent to the Regulations currently contained in the articles of Reuters to which the letter "F" is prefixed, including the Reuters Trust Principles;

  •
  include the terms and conditions necessary to implement the DLC structure.

•
The Thomson By-Laws shall be amended to include the terms and conditions necessary to implement the DLC structure.

•
The Thomson Special Share will be issued to the Thomson SVS Holder.

•
The Founders Share will be issued to the FSC.

•
The Mutual Directors will be appointed to the board of directors of Thomson.

•
Thomson's name shall be changed from "The Thomson Corporation" to "The Newco Corporation".

Part B

THOMSON ARTICLES, NEWCO ARTICLES AND
SPECIAL VOTING COMPANY ARTICLES PRINCIPLES

1.
Definitions

  In this Part B of Schedule 3, the following definitions apply (unless the context requires otherwise):

Constitutions	means the Newco Memorandum and Articles and the Thomson Articles and By-laws; and
SVC Constitutions	means the Newco Special Voting Company Memorandum and Articles and the Thomson Special Voting Company Articles and By-laws.

  Terms used in this Part B of Schedule 3 not otherwise defined in this agreement shall have the meaning given to them in the Equalisation and Governance Agreement.

2.
The Constitutions

  The Constitutions will be amended or adopted with effect from Completion so as to entrench to the extent permitted by Applicable Law the provisions of the Equalisation and Governance Agreement and the Special Voting Agreement in relation to the following matters:

  •
  the scope of and voting rights and procedures in relation to Joint Electorate Actions (as defined in the Equalisation and Governance Agreement);

  •
  the scope of and voting rights and procedures in relation to Class Rights Actions (as defined in the Equalisation and Governance Agreement);

  •
  to authorise the directors to carry into effect the provisions of the Equalisation and Governance Agreement;

  •
  to provide that nothing done by the directors in good faith pursuant to the Equalisation and Governance Agreement will constitute a breach of their fiduciary duties to each of Newco and Thomson and their respective shareholders;

  •
  to provide for the rights attaching to the Newco Special Voting Share and the Thomson Special Voting Share, respectively, as to dividends or other distributions, return of capital (or the absence of such) and a prohibition on transfer of these shares without the approval of Newco and Thomson;

  •
  to provide for the rights attaching to the Newco Equalisation Share and the Thomson Equalisation Share respectively, which will rank after all holders of Newco Shares and Thomson Shares, respectively, with respect to any liquidation or distribution of assets of Newco or Thomson;

  •
  to provide that in the event of a takeover bid for either Thomson Shares or Newco Shares an equivalent bid must be made (on substantially the same terms) for the shares of the other; and

  •
  to provide mechanisms for equalisation.

  The Constitutions shall also be amended with effect from Completion so as to incorporate the following:

  •
  to provide for the agreed arrangements in relation to the Founder Shares;

  •
  to amend procedures for general meetings of Newco or annual meetings of Thomson so as to accommodate as nearly as practicable contemporaneous meetings of Newco and Thomson shareholders. These procedures will relate to timing, adjournments, polls, proxies, etc.;

  •
  to amend provisions relating to appointment, election, re-election, retirement (by rotation or otherwise), removal and remuneration and indemnification of directors (and alternate directors), and their proceedings, to reflect the fact that each director of Newco will also be a director of Thomson (and vice versa); and

  •
  to amend or include such other provisions as Thomson, Newco and Reuters shall agree.

3.
The Special Voting Company Constitutions

  The Special Voting Company Constitutions shall entrench to the extent permitted by Applicable Law the provisions of the Special Voting Agreement in relation to:

  •
  status and activities of the Newco Special Voting Company and the Thomson Special Voting Company;

  •
  appointment to the board of the Newco Special Voting Company and the Thomson Special Voting Company;

  •
  exercise of voting rights on Joint Electorate Actions and Class Rights Actions; and

  •
  amendments to the Special Voting Company Constitutions.

  In addition, the Special Voting Companies shall have no rights upon liquidation, distribution of assets of Newco or Thomson or rights with respect to any distributions.

Part C

VOTING TRUST AGREEMENT PRINCIPLES

The Special Voting Agreement will be entered into between Newco, Thomson, Newco Special Voting Company (as holder of the Newco Special Voting Share), Thomson Special Voting Company (as holder of the Thomson Special Voting Share) and the Special Voting Company Owner as legal and beneficial owner of all of the shares of the Special Voting Companies.

Terms used in this Part C of Schedule 3 in this Part C of Schedule not otherwise defined in this Agreement shall have the meaning given to them in the Equalisation and Governance Agreement.

1.
Voting procedures and the Special Voting Companies

  Among other things, the Special Voting Agreement will set out the following:

  •
  Notification Obligations:  The obligations of Newco and Thomson to notify each other and the Special Voting Companies:

  •
  of the votes cast by holders of Newco Shares and Thomson Shares on Joint Electorate Actions); and

  •
  whether or not any resolution in relation to a Class Rights Action was passed by the requisite majority of holders of Newco Shares or Thomson Shares, pursuant to the Newco Memorandum and Articles and Thomson Articles and By-laws, respectively;

  •
  Voting Obligations:  The obligations of each Special Voting Company to attend meetings and to vote its Special Voting Share in accordance with the Newco Memorandum and Articles or the Thomson Articles and By-laws (as the case may be) and the Special Voting Agreement;

  •
  Restrictions on Transfers of Special Voting Shares:  Restrictions on the ability of the Special Voting Companies to deal in any way with the Special Voting Shares or interests in, or rights attaching to, such shares, unless approved by both Newco and Thomson;

  •
  Provision of Information:  The obligations of Newco and Thomson to provide each of the Special Voting Companies with such information as it reasonably requires (other than confidential information, the disclosure of which may be prejudicial to the disclosing party) for the purpose of discharge of the powers, duties and discretion vested in it under the Special Voting Agreement;

  •
  Confidentiality:  The obligation of the Special Voting Companies to maintain the confidentiality of such information provided to it;

  •
  Remuneration of Special Voting Companies:  The obligations of Newco and Thomson to pay such fees and expenses to be incurred by the Special Voting Companies in the performance of their obligations under the Special Voting Agreement;

  •
  Actions and Indemnities:  The Special Voting Companies;

  •
  may, in respect of actions taken by them, act on the opinion or advice of, or on information obtained from any lawyer, valuer, banker, accountant, transfer agent, share registrar, scrutineer or inspector of election of Newco or Thomson, as applicable, or other expert;

  •
  may act upon or implement or give effect to any resolution purporting to have been passed either as a resolution of Newco Shareholders or of Thomson Shareholders; and

  •
  may accept or act or rely upon notices given to them by Newco or Thomson.

    and (subject to certain exceptions, such as fraud, negligence or wilful default) are entitled (as are their directors, officers, employees, etc.) to be indemnified against all liabilities or expenses incurred by them in the performance of their obligations under the Special Voting Agreement;

    •
    Restriction on Activities:  Prohibitions on the Special Voting Companies carrying out any activities other than those necessary or expedient to perform its obligations under the Special Voting Agreement or the Newco Memorandum and Articles/Thomson Articles and By-laws;

    •
    Ownership of Special Voting Companies:  The requirement that each Special Voting Company be a company limited by shares, that it has only one shareholder, the SVC Owner, and that there be no dealing in the shares in the Special Voting Companies; and

    •
    Directors:  The requirement that the directors of each Special Voting Company be appointed by the SVC Owner.

2.
Amendments

  The Special Voting Agreement may be amended by agreement in writing.

  The Special Voting Companies and the SVC Owner are generally required to concur with Newco and Thomson in amending the Special Voting Agreement in relation to:

  •
  formal or technical amendments which Newco and Thomson notify are not materially prejudicial to the interests of either Newco Shareholders or Thomson Shareholders;

  •
  amendments necessary to correct manifest errors or inconsistencies between the Special Voting Agreement and the Equalisation and Governance Agreement; and

  •
  amendments approved by Newco Shareholders and Thomson Shareholders as a Class Rights Action,

  provided such amendments do not affect the obligations or rights of, or performance by, the Special Voting Companies or the SVC Owner.

        IN WITNESS the hands of the duly authorised representatives of the parties on the date which first appears on page 1 above.

Signed by NIALL FITZGERALD for and on behalf of REUTERS GROUP PLC	) ) )	NIALL FITZGERALD
THE THOMSON CORPORATION acting by GEOFF BEATTIE acting under authority of that company	) ) )	GEOFF BEATTIE
THE WOODBRIDGE COMPANY LIMITED acting by GEOFF BEATTIE acting under authority of that company	) ) )	GEOFF BEATTIE
Signed by BOB DALEO for and on behalf of THOMSON-REUTERS LIMITED	) ) )	BOB DALEO

AGREED FORM (MAY 14, 2007)

THE THOMSON CORPORATION

— and —

THOMSON-REUTERS PLC

EQUALIZATION AND GOVERNANCE AGREEMENT

•, 2007

ii

EQUALIZATION AND GOVERNANCE AGREEMENT

        THIS AGREEMENT is made on    •    , 2007 between:

  (1)
  THE THOMSON CORPORATION, an Ontario corporation having its registered office at Suite 2706, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1, Canada ("Thomson"); and

  (2)
  THOMSON-REUTERS PLC, a public limited company incorporated in England and Wales (Registered No.     •    ) having its registered office at    •    ("Thomson-Reuters").

        WHEREAS:

  (A)
  Thomson and Thomson-Reuters entered into the Implementation Agreement, pursuant to which Thomson and Thomson-Reuters have agreed, amongst other things, to do certain acts and things to implement the DLC Combination and create certain rights for the Thomson Shareholders and the Thomson-Reuters Shareholders in respect of their interests in the Combined Group.

  (B)
  Accordingly, Thomson and Thomson-Reuters have agreed that the implementation, management and operation of the Combined Group shall be undertaken in accordance with the terms of this Agreement and, in particular upon the terms that:

  (i)
  the two companies shall operate as if they were a single unified economic entity and enterprise; and

  (ii)
  the Equalization Ratio shall govern the proportion in which Distributions are made to, and the relative voting rights of, the holders of Thomson Common Shares relative to the holders of Thomson-Reuters Ordinary Shares.

  (C)
  This Agreement shall take effect on the Effective Date.

        1.    DEFINITIONS AND INTERPRETATION

        1.1    Definitions

    In this Agreement, unless the context otherwise requires:

    "Action" means, in relation to Thomson or Thomson-Reuters, any Distribution or action affecting the amount or nature of issued share capital of such company or the other company including any offer by way of rights, bonus issue, sub-division or consolidation, repurchase or buy-back, or offer to purchase, or amendment of the rights of any shares, or a series of one or more such actions;

    "Applicable Laws" means:

    (a)
    any applicable law, statute, ordinance, regulation, judgment, order, decree, licence, permit, directive or requirement of any Governmental Agency having jurisdiction over Thomson and/or Thomson-Reuters; and

    (b)
    the rules, regulations, and guidelines of:

    (i)
    any stock exchange or other trading market on which any shares or other securities or depositary receipts representing such shares or securities of either Thomson or Thomson-Reuters are listed, traded or quoted; and

    (ii)
    any other body with which entities with securities listed or quoted on such exchanges customarily comply,

      (but, if not having the force of law, only if compliance with such directives, requirements, rules, regulations or guidelines is in accordance with the general practice of persons to whom they are intended to apply) in each case for the time being in force and taking account all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to Thomson or, as the case may be, Thomson-Reuters;

    "Associated Tax Credit" means, in relation to any Distribution proposed to be made by either Thomson or Thomson-Reuters, the amount of any imputed or associated Tax credit, rebate, exemption, deduction or benefit (or the value of any other similar associated Tax benefit) which would be available to a shareholder receiving or entitled to receive the Distribution, together with the amount of any credit, exemption, deduction or benefit in respect of any tax required to be deducted or withheld from the Distribution by or on behalf of the paying company;

    "Board" means the Board of Thomson-Reuters or the Board of Thomson as the context may require and "Boards" means both of them;

    "Board of Thomson" means the board of directors of Thomson (or a duly appointed committee of that board) from time to time;

    "Board of Thomson-Reuters" means the board of directors of Thomson-Reuters (or a duly appointed committee of that board) from time to time;

    "Business Day" means any day other than a Saturday, Sunday or day on which banking institutions in the City of Toronto, New York or London are authorised or obligated by law or executive order to close (or on which such banking institutions are open solely for trading in euros);

    "Class Rights Action" means any of the actions listed in Section 6.1;

    "Combined Group" means the Thomson Group and the Thomson-Reuters Group;

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    "Combined Shareholders" means the holders of Thomson Common Shares and the holders of Thomson-Reuters Ordinary Shares;

    "Completion" means the time at which the steps set out in Section 6.2 of the Implementation Agreement have been completed;

    "Disputes" has the meaning given in Section 20(A);

    "Distribution" means, in relation to Thomson or Thomson-Reuters, any dividend or other distribution, whether of income or capital, and in whatever form, made by such company or any of its Subsidiaries to the holders of such company's Shares;

    "DLC Combination" means the combination of Thomson and Thomson-Reuters by means of a dual listed company structure effected pursuant to this Agreement and the transactions contemplated hereby, including the SVC Special Voting Agreement, the Thomson Articles and By-laws, the Thomson-Reuters Memorandum and Articles, the Thomson Guarantee and the Thomson-Reuters Guarantee;

    "DLC Equalization Principle" means the principles set out in Section 3, in particular Section 3.1;

    "DLC Structure" means the structure created by the DLC Combination;

    "Effective Date" has the meaning given in the Implementation Agreement;

    "Equalization Distribution Amount" means, in relation to either Thomson or Thomson-Reuters, the amount of any Distribution proposed to be paid or made by such company at any particular time on its Shares, before deduction of any amount in respect of Tax required to be deducted or withheld from such Distribution by or on behalf of such company and without taking into account the amount of any Associated Tax Credit, all such amounts being expressed in the currency of declaration and on a per share basis;

    "Equalization Ratio" means, at any time, the ratio of (i) one Thomson-Reuters Ordinary Share to (ii) the Thomson Equivalent Number at such time;

    "Equalization Share" means, in relation to Thomson-Reuters, the Thomson-Reuters Equalization Share and, in relation to Thomson, the Thomson Equalization Share;

    "equity equivalents" has the meaning given in Section 3.3(A);

    "Equivalent Distribution" has the meaning given in Section 4.1(A);

    "Equivalent Resolution" means a resolution of either Thomson or Thomson-Reuters that is equivalent in nature and effect to a resolution of the other company;

    "Final Award" has the meaning given in Section 20(F);

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    "Financial Period" means a financial year of either Thomson or Thomson-Reuters or any other period for which both of their financial statements or accounts may by mutual agreement be made up;

    "Governmental Agency" means a court of competent jurisdiction or any government or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the UK Panel on Takeovers and Mergers, the European Commission, the London Stock Exchange, the UK Listing Authority, the Canadian securities regulatory authorities, the TSX, the U.S. Securities and Exchange Commission, the NYSE and NASDAQ;

    "Group" means, in relation to Thomson, the Thomson Group and, in relation to Thomson-Reuters, the Thomson-Reuters Group, as the context requires;

    "Guarantee" means each of the Thomson Guarantee and the Thomson-Reuters Guarantee;

    "Implementation Agreement" means the agreement headed "Implementation Agreement" entered into between Thomson, Reuters Group PLC, The Woodbridge Company Limited and Thomson-Reuters dated as of    •    , 2007;

    "Joint Electorate Action" has the meaning given in Section 5.1;

    "Joint Electorate Procedure" means the procedures referred to in Section 5.1.1(F);

    "Liquidation" means, with respect to either Thomson or Thomson-Reuters, any liquidation, winding up, receivership, dissolution, insolvency or equivalent or analogous proceedings pursuant to which the assets of such company will be liquidated and distributed to creditors and other holders of provable claims against such company;

    "London Stock Exchange" means the London Stock Exchange plc, or any successor thereto;

    "Majority Resolution" means, with respect to Thomson or Thomson-Reuters, a resolution duly approved at a meeting of the shareholders of such company by the affirmative vote of a majority of all the votes Voted on such resolution by all shareholders of such company entitled to vote thereon (including, where appropriate, the holder of the Special Voting Share of such company) who are present in person or by proxy at such meeting;

    "Matching Action" means, in relation to an Action of either Thomson-Reuters or Thomson (the "Primary Action"), an Action by the other of them whose overall effect is such that in the Boards' opinion, when taken together with the Primary Action, the Distribution and voting (in relation to Joint Electorate Actions) rights of a Thomson-Reuters Ordinary Share and of a Thomson Common Share are maintained in proportion to the then prevailing Equalization Ratio;

4

    "NASDAQ" means the National Association of Security Dealers, Inc. Automatic Quotations System, or any successor thereto;

    "NYSE" means the New York Stock Exchange, Inc., or any successor thereto;

    "Required Majority" has the meaning given in Section 6.2;

    "Shares" means, in relation to Thomson-Reuters, the Thomson-Reuters Ordinary Shares and, in relation to Thomson, the Thomson Common Shares;

    "Special Voting Share" means, in relation to Thomson, the Thomson Special Voting Share and, in relation to Thomson-Reuters, the Thomson-Reuters Special Voting Share;

    "sterling" means the lawful currency from time to time of the United Kingdom;

    "Subsidiary" means with respect to Thomson or Thomson-Reuters, any entity, whether incorporated or unincorporated, in which (i) such company owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other persons performing similar functions, or the management and policies of which such party otherwise has the power to direct (ii) or each of Thomson and Thomson-Reuters owns, directly or indirectly, in aggregate a majority of the securities or other ownership interests having by their terms ordinary voting power to elect the directors or other persons performing similar functions, or the management and policies of which both of Thomson and Thomson-Reuters, together, otherwise have the power to direct;

    "Supermajority Resolution" means, with respect to Thomson or Thomson-Reuters, a resolution required by Applicable Laws and/or the Thomson Articles and By-laws or the Thomson-Reuters Memorandum and Articles, as relevant, to be approved by a higher percentage of votes Voted than required under a Majority Resolution, or where the percentage of votes Voted in favour and against the resolution is required to be calculated by a different mechanism to that required by a Majority Resolution;

    "SVC Special Voting Agreement" means the agreement of even date herewith entered into among Thomson SVC, the Thomson SVC Owner, Thomson-Reuters SVC, the Thomson-Reuters SVC Owner, Thomson and Thomson-Reuters relating, inter alia, to how each Special Voting Share is to be voted, as amended from time to time;

    "Tax" means any taxes, levies, imposts, deductions, charges, withholdings or duties levied by any authority (including stamp and transaction duties) (together with any related interest, penalties and fines in connection with them);

    "Tax Benefit" means any credit, rebate, exemption, deduction or benefit in respect of Tax available to any person;

    "Thomson Articles" means the Articles of Arrangement of Thomson which will be in effect immediately following Completion, as amended from time to time;

5

    "Thomson Articles and By-laws" means the Thomson Articles and the Thomson By-laws;

    "Thomson By-laws" means the by-laws of Thomson which will be in effect immediately following Completion, as amended from time to time;

    "Thomson Common Shares" means the issued and outstanding common shares of Thomson from time to time, as the same may be subdivided or consolidated from time to time and any capital shares into which such common shares may be reclassified, converted or otherwise changed;

    "Thomson Entrenched Provision" has the meaning given to it in the Thomson Articles and By-laws;

    "Thomson Equalization Share" means any share designated as an equalization share in the capital of any member of the Thomson Group from time to time;

    "Thomson Equivalent Number" means the number of Thomson Common Shares that enjoy equivalent rights to Distributions (calculated having regard to Section 3.2(A)) and voting rights (in relation to Joint Electorate Actions) as one Thomson-Reuters Ordinary Share. Initially, the Thomson Equivalent Number shall be one but shall be adjusted as provided in Section 3. In all cases, the Thomson Equivalent Number shall be rounded to four decimal places;

    "Thomson Group" means Thomson and its Subsidiaries from time to time and a member of the Thomson Group means any one of them;

    "Thomson Guarantee" means the deed of guarantee of even date herewith between Thomson and Thomson-Reuters whereby Thomson agrees to guarantee certain obligations of Thomson-Reuters for the benefit of creditors of Thomson-Reuters, as amended from time to time;

    "Thomson-Reuters ADS" means an American Depositary Share of Thomson-Reuters, each of which currently represents six Thomson-Reuters Ordinary Shares, which is listed on NASDAQ;

    "Thomson-Reuters Articles of Association" means the Articles of Association of Thomson-Reuters which will be in effect immediately following Completion, as amended from time to time;

    "Thomson-Reuters Entrenched Provision" has the meaning given to it in the Thomson-Reuters Memorandum and Articles;

    "Thomson-Reuters Equalization Share" means any share designated as an equalization share in the capital of any member of the Thomson-Reuters Group from time to time;

6

    "Thomson-Reuters Group" means Thomson-Reuters and its Subsidiaries from time to time and a member of the Thomson-Reuters Group means any one of them;

    "Thomson-Reuters Guarantee" means the deed of guarantee of even date herewith between Thomson-Reuters and Thomson whereby Thomson-Reuters agrees to guarantee certain obligations of Thomson for the benefit of creditors of Thomson, as amended from time to time;

    "Thomson-Reuters Memorandum and Articles" means the Memorandum and Articles of Association of Thomson-Reuters which will be in effect immediately following Completion, as amended from time to time;

    "Thomson-Reuters Ordinary Shares" means the issued ordinary shares of 25p each in Thomson-Reuters from time to time (including the underlying ordinary shares to each Thomson-Reuters ADS), as the same may be subdivided or consolidated from time to time and any ordinary shares into which such class of shares may be reclassified, converted or otherwise changed;

    "Thomson-Reuters Special Voting Share" means the special voting share of [£1.00 (one pound)] in Thomson-Reuters;

    "Thomson-Reuters SVC" means Thomson-Reuters SVC Limited, a company incorporated in England and Wales with registered number     •    or such other company as replaces Thomson-Reuters SVC Limited pursuant to the terms of SVC Special Voting Agreement;

    "Thomson-Reuters SVC Owner" means    •    or such other entity as shall be agreed between Thomson and Thomson-Reuters;

    "Thomson Special Voting Share" means the special voting share in Thomson;

    "Thomson SVC" means Thomson SVC Limited, [an Ontario] corporation having its registered office at    •    or such other company as replaces Thomson SVC Limited pursuant to the terms of the SVC Special Voting Agreement; [Note to draft: Jurisdiction of incorporation is under consideration.]

    "Thomson SVC Owner" means    •    or such other entity as shall be agreed between Thomson and Thomson-Reuters;

    "Tribunal" has the meaning given in Section 20(C);

    "TSX" means the Toronto Stock Exchange, or any successor thereto;

    "UK Listing Authority" means the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000; and

7

    "Voted" means the number of votes recorded in favour of and against a particular resolution at a shareholders' meeting of either Thomson or Thomson-Reuters by holders of Shares, holders of any other class of shares entitled to vote and the holder of the relevant Special Voting Share; provided, however, that votes withheld from voting or recorded as abstentions by holders of Thomson Common Shares or Thomson-Reuters Ordinary Shares (or any other class of shares entitled to vote) shall not be counted as having been Voted for these purposes.

1.2
Interpretation

  Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

  (A)
  The singular includes the plural and conversely.

  (B)
  One gender includes all genders.

  (C)
  Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

  (D)
  A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

  (E)
  A reference to a Section or a Schedule is to a Section of or a Schedule to this Agreement, and the Schedule forms part of this Agreement.

  (F)
  A reference to any agreement or document is to that agreement or document as amended, supplemented, varied or replaced from time to time, except to the extent prohibited by this Agreement.

  (G)
  A reference to any legislation (including any listing rules of a stock exchange or voluntary codes) or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

  (H)
  A reference to "writing" includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

  (I)
  Mentioning anything after "include", "includes", or "including" does not limit what else might be included. Where particular words are followed by general words, the general words are not limited by the particular.

8

  (J)
  Reference to a body, other than a party to this Agreement (including any Governmental Agency), whether statutory or not:

  (i)
  which ceases to exist; or

  (ii)
  whose powers or functions are transferred to another body,

    is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

  (K)
  All references to "time" are to the local time in the place where the relevant obligation is to be performed (or right exercised).

  (L)
  References in this Agreement to "US$" and "cents" are to United States dollars and cents and to "pound" and "p" are to pounds sterling and to pence sterling.

  (M)
  References to an offer or distribution by way of rights by Thomson or Thomson-Reuters are to any type of offer or distribution (whether renounceable on non-renounceable) made by such company to the holders of its Shares in proportion as nearly as may be to their holdings at the relevant time subject to such exclusions or other arrangements as the relevant Board may deem necessary or expedient in relation to fractional entitlements or legal or practical difficulties with making the offer or distribution under any Applicable Laws of or in any jurisdiction.

  (N)
  References to "party" or "parties" in this Agreement are to the parties to this Agreement.

        2.    BOARDS OF THOMSON AND THOMSON-REUTERS

        2.1    Board Principles

    Thomson and Thomson-Reuters agree that the following principles are essential to the implementation, management and operation of the DLC Structure:

    (A)
    Thomson and Thomson-Reuters must operate as if they were a single unified economic entity and enterprise, through boards of directors which comprise exactly the same individuals and a unified senior executive management;

    (B)
    the directors of Thomson and Thomson-Reuters shall, in addition to their duties to the company concerned, have regard to, and take into account in the exercise of their powers, the interests of the other company and both the holders of Thomson Common Shares and the holders of Thomson-Reuters Ordinary Shares as if the two companies were a single unified legal entity; and

    (C)
    their respective Groups must operate together as if they were a single unified economic group.

    Each of Thomson and Thomson-Reuters shall therefore do (and shall, to the extent it is legally permitted to do so, cause each member of its Group to do) all acts and things necessary and within their respective powers to observe and implement such principles.

9

2.2
Board Composition

  Each of Thomson and Thomson-Reuters will do all acts and things necessary and within their respective powers to ensure that at all times the Board of Thomson-Reuters and the Board of Thomson comprise exactly the same individuals.

2.3
Indemnification of Directors

  Each of Thomson and Thomson-Reuters will take all actions necessary or desirable to ensure that the directors of each company shall be indemnified by such company and the other company for any acts or omissions by such directors in their capacity as a director of such company, to the maximum permitted by Applicable Laws.

3.
EQUALIZATION

3.1
DLC Equalization Principle

3.1.1
Subject to Section 3.2, the following shall be observed in relation to the rights of the Thomson-Reuters Ordinary Shares and the Thomson Common Shares:

(A)
the Equalization Ratio shall govern the economic rights of one Thomson-Reuters Ordinary Share relative to one Thomson Common Share (and vice versa) and the relative voting rights of one Thomson-Reuters Ordinary Share and one Thomson Common Share on Joint Electorate Actions so that, where the Equalization Ratio is 1:1, a holder of one Thomson-Reuters Ordinary Share and a holder of one Thomson Common Share shall, as far as practicable:

(i)
be entitled to receive equivalent Distributions; and

(ii)
enjoy equivalent rights as to voting in relation to Joint Electorate Actions,

    and otherwise such Distribution and voting rights as between a Thomson-Reuters Ordinary Share and Thomson Common Share will be in proportion to then prevailing Equalization Ratio;

  (B)
  if an Action proposed by either party is the payment of a cash Distribution, the other party shall take a Matching Action in accordance with Section 4 and, for greater certainty, no other Action; and

  (C)
  in respect of any Action which would result in the ratio of the Distribution and voting rights (in relation to Joint Electorate Actions) of, a Thomson-Reuters Ordinary Share to a Thomson Common Share not being the same as the then prevailing Equalization Ratio (and vice versa), or which would benefit the holders of Thomson-Reuters Ordinary Shares relative to the holders of Thomson Common Shares (and vice versa) and such Action is not a cash Distribution, then:

10

    (i)
    unless the Boards determine in accordance with this Agreement that it is not appropriate or practicable, a Matching Action shall be undertaken; or

    (ii)
    if no Matching Action is to be undertaken, an appropriate adjustment to the Equalization Ratio shall be made,

    in order to ensure that there is equitable treatment (having regard to the then prevailing Equalization Ratio) as between the holder of one Thomson-Reuters Ordinary Share and the holder of one Thomson Common Share. However, if, the Boards determine that it is not appropriate or practicable to undertake a Matching Action and that an adjustment to the Equalization Ratio would not be appropriate or practicable in relation to an Action, then such Action may be undertaken provided it has been approved as a Class Rights Action.

  3.1.2
  Subject to Section 3.1.1, the capital of the DLC Structure is to be deployed and managed in a way which the Boards consider most beneficial to the Combined Group.

3.2
Qualifications

  For the purposes of the DLC Equalization Principle, save where expressly otherwise provided:

  (A)
  Distributions to the holders of Thomson-Reuters Ordinary Shares or Thomson Common Shares shall be calculated disregarding any Tax payable by or on behalf of, or any Tax Benefit arising to, such holders;

  (B)
  where an Action:

  (i)
  has not been approved as a Class Rights Action;

  (ii)
  in the absence of such approval, would require a Matching Action or adjustments to the Equalization Ratio by virtue of Section 3.1(C); and

  (iii)
  the Boards consider that the effect of such Action upon the holder of a Thomson-Reuters Ordinary Share relative to its effect upon a holder of a Thomson Common Share (and vice versa) is not material (as defined below), then (subject to the next sentence) there shall be no requirement for a Matching Action, an adjustment to the Equalization Ratio or approval as a Class Rights Action in respect of such Action (an "Unadjusted Action"). However, in considering the application of the DLC Equalization Principle to any Action the Boards shall take into account the effect of all prior Unadjusted Actions in deciding whether a Matching Action, an adjustment to the Equalization Ratio or approval as a Class Rights Action is appropriate and if any adjustment is made it shall take in account all such prior Unadjusted Actions. For the purposes of this Section, an Action is "not material" if both:

11

    (x)
    the costs to Thomson-Reuters and Thomson of taking a Matching Action or seeking approval as a Class Rights Action would be, in the opinion of the Boards, disproportionate to the effect of such Action upon the holders of Thomson-Reuters Ordinary Shares or Thomson Common Shares (as the case may be) for whose benefit a Matching Action would otherwise (in the absence of an adjustment to the Equalization Ratio or approval as a Class Rights Action) be required; and

    (y)
    the adjustment that would be required to be made to the Equalization Ratio would result in an adjustment to the Equalization Ratio of less than 0.1 per cent.

  (C)
  the Boards shall have no obligation to take into account any fluctuations in exchange rates or in the market value of any securities or any other changes in circumstances arising after the time at which the Boards make a determination as to the form and value of any Matching Action or the calculation of any adjustment to the Equalization Ratio; and

  (D)
  there shall be no need for the Boards to make any adjustments to the Equalization Ratio or to do or omit to do any other thing as a result of the Distribution, voting or other rights of any shareholders being suspended or curtailed pursuant to any provision of either the Thomson-Reuters Memorandum and Articles of the Thomson Articles and By-laws, as the case may be.

3.3
No Matching Action Required

  Notwithstanding any other provision of this Section 3 or the Schedule, no Matching Action, adjustment to the Thomson Equivalent Number or the Equalization Ratio will be required in respect of the following Actions:

  (A)
  any Action which would not result in the ratio of the Distribution and voting rights (in relation to Joint Electorate Actions) of a Thomson-Reuters Ordinary Share to a Thomson Common Share not being the same as the then prevailing Equalization Ratio (and vice versa), or which would not benefit the holders of Thomson-Reuters Ordinary Shares relative to the holders of Thomson Common Shares (and vice versa);

  (B)
  grants or issuances by Thomson or Thomson-Reuters of their equity securities, or securities convertible into, or exchangeable or exercisable for, their equity securities ("equity equivalents"), under scrip dividend or dividend reinvestment plans or schemes where the market value of the equity securities or equity equivalents granted or issued (determined in the manner customary for such plans or schemes in the jurisdictions in which they operate) is equal to, or less than, the cash amount of the dividend waived or reinvested;

12

  (C)
  issuances of equity securities or equity equivalents by either Thomson or Thomson-Reuters pursuant to stock option, stock purchase or grant or other security-based compensation or benefit plans or schemes to or on behalf of any one or more of the directors, officers, employees, consultants or other third party service providers (in their capacity as such) of such company or any of its Subsidiaries, which plans or schemes are either:

  (i)
  in existence prior to the date of this Agreement; or

  (ii)
  approved by the relevant Board and as otherwise required by Applicable Laws;

  (D)
  other issuances by Thomson or Thomson-Reuters of its equity securities or equity equivalents to any person, including for acquisitions;

  (E)
  repurchases, buy-backs or redemptions by Thomson or Thomson-Reuters of its Shares (including a share cancellation in connection with a reduction of capital) or purchases by Thomson or Thomson-Reuters of Shares of the other company as follows:

  (i)
  purchases in the normal course in the open market in compliance with Applicable Laws;

  (ii)
  (other than under the preceding subsection (i)) at or below the market value of such Shares (1) in the case of transactions made at a fixed price, on the Dealing Day immediately preceding the date on which such repurchase or buy-back is announced; or (2) otherwise, on the Dealing Day immediately preceding the date on which such repurchase or buy-back is made;

  (iii)
  purchases pursuant to the provisions of the Thomson-Reuters Memorandum and Articles referred to in Section 8; and

  (iv)
  pro rata by way of rights to the Combined Shareholders at the same amount of premium to the market value of the relevant Shares (as adjusted by the Equalization Ratio);

  (F)
  the issue of an Equalization Share in accordance with Section 13 by either party or one of its Subsidiaries; and

  (G)
  [Note to draft:    Also steps necessary to create 1:1 equalization under the terms of the Implementation Agreement.]

3.4
Boards' Decisions

(A)
The Boards will co-operate in deciding what (if any) Actions or Matching Actions to undertake.

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  (B)
  The decisions made by the Boards in accordance with this Section 3 and Section 4 shall be final and binding.

4.
CASH DISTRIBUTIONS

4.1
Equivalent Distributions

(A)
Subject to Sections 4.1(B) and 4.3, if the Action proposed by either party is the payment of a cash Distribution to its holders of Shares, then, notwithstanding that the provisions of Section 3.2(B) may apply so as not to require any Matching Action, a Matching Action shall be taken in the form of a cash Distribution by the other to its Shareholders (an "Equivalent Distribution").

(B)
Sections 3.1.1 and 3.1.2 shall not restrict either Thomson's or Thomson-Reuters's ability to offer to its holders of Shares the ability to receive further Thomson Common Shares or Thomson-Reuters Ordinary Shares, as the case may be, at market value in lieu of receiving the whole or any part of a cash Distribution.

4.2
Equalization Payment

  If either party is prohibited by Applicable Laws or is otherwise unable to declare, pay or otherwise make all or any portion of an Equivalent Distribution, Thomson-Reuters and Thomson shall, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both to pay cash Equivalent Distributions as nearly as practicable at the same time in accordance with the other provisions of this Section 4.

4.3
Timing of Cash Distribution

  The parties agree that, insofar as is practical, the Boards shall:

  (A)
  in relation to any proposed cash Distribution, agree the amount of the Equivalent Distribution to be made by each company;

  (B)
  declare or otherwise become obligated to pay Equivalent Distributions at Board meetings convened as close in time to each other as is practicable;

  (C)
  announce and pay their Equivalent Distributions as close in time to each other as is practicable;

  (D)
  ensure that the record dates for receipt of the Equivalent Distributions are on the same date; and

  (E)
  generally co-ordinate the timing of all other aspects of the payment or making of Equivalent Distributions.

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5.
JOINT ELECTORATE ACTIONS

5.1
Joint Electorate Actions

5.1.1
The following actions, if put to the holders of Thomson-Reuters Ordinary Shares or the holders of Thomson Common Shares, will be put to the Combined Shareholders as Joint Electorate Actions:

(A)
the appointment, election, re-election or removal of any director of Thomson or Thomson-Reuters, or both of them;

(B)
to the extent such receipt or adoption is required by Applicable Laws, the receipt or adoption of the financial statements or accounts of Thomson or Thomson-Reuters, or both of them, or financial statements or accounts prepared on a combined basis, other than any financial statements or accounts in respect of the period(s) ended prior to the date of Completion;

(C)
a change of name by Thomson or Thomson-Reuters, or both of them;

(D)
any proposed acquisition, disposal or other transaction of the kinds referred to in Chapters 10 and 11 of the UKLA Listing Rules which (in either case) is required under such Applicable Regulations to be authorized by shareholders of Thomson-Reuters;

(E)
the appointment or removal of the auditors of Thomson or Thomson-Reuters, or both of them;

(F)
any matter considered by shareholders at an annual general meeting of Thomson-Reuters or an annual meeting of Thomson; and

(G)
any other matter which the Boards agree (either in a particular case or generally), in their absolute discretion, should be approved under the Joint Electorate Procedure.

    [Note to draft: Once takeover arrangements finalized, any Actions in relation to them should be put to Combined Shareholders as Joint Electorate Actions.]

  5.1.2
  If a particular matters falls both within Section 5.1.1 and Section 6.1, then it shall be treated as falling within Section 6.1.

5.2
Joint Electorate Procedure

  A Joint Electorate Action shall require approval by both:

  (A)
  a Majority Resolution of Thomson-Reuters (or, if the Thomson-Reuters Memorandum and Articles or Applicable Laws require the action to be approved by Supermajority Resolution of the holders of the Thomson-Reuters Ordinary Shares, by a Supermajority Resolution); and

15

  (B)
  a Majority Resolution of Thomson (or, if the Thomson Articles and By-laws or Applicable Laws require the action to be approved by Supermajority Resolution of the holders of the Thomson Common Shares, by a Supermajority Resolution),

  (the "Joint Electorate Procedure").

6.
SEPARATE APPROVALS OF CLASS RIGHTS ACTIONS

6.1
Class Rights Action

  Notwithstanding anything to the contrary contained in this Agreement, if either Thomson or Thomson-Reuters proposes to take any of the following actions:

  (A)
  the voluntary Liquidation of such company;

  (B)
  any adjustment to the Equalization Ratio otherwise than in accordance with the provisions of this Agreement;

  (C)
  except where specifically provided for in the relevant agreements (including for the avoidance of doubt, under Section 15.6 of this Agreement), any amendment to the terms of, or termination of, this Agreement, the SVC Special Voting Agreement, the Thomson-Reuters Guarantee or the Thomson Guarantee (including, for the avoidance of doubt, the voluntary termination of either Guarantee);

  (D)
  any amendment to, removal or alteration of the effect of (which shall include the ratification of any breach of) any Thomson-Reuters Entrenched Provision or any Thomson Entrenched Provision;

  (E)
  a change in the corporate status of Raphael from a public limited company incorporated in England and Wales with its primary listing on the Official List of the UK Listing Authority or of Thomson from a corporation existing under the Business Corporations Act (Ontario) with its primary listing on the TSX or the NYSE;

  (F)
  any other action or matter the Boards agree (either in a particular case or generally), in their absolute discretion, should be approved as a Class Rights Action; and

  (G)
  any Action to be approved as a Class Rights Action pursuant to Section 3.1.1(C),

  each of them agrees with the other that it shall only take such action after such action has been approved by the Boards and as a Class Rights Action in accordance with this Section 6.

16

6.2
Approvals of Class Rights Action

  A Class Rights Action shall require approval by a Majority Resolution of each company, unless Applicable Laws and/or the Thomson Articles and By-laws and the Thomson-Reuters Memorandum and Articles (as relevant) require such Class Rights Action to be approved as a Supermajority Resolution by either or both companies, in which case it shall be approved as a Supermajority Resolution by the relevant company or companies to which such requirement applies (the "Required Majority").

6.3
Class Rights Procedure

(A)
Subject to Section 6.3(B), each of Thomson and Thomson-Reuters will convene a shareholders meeting at which the holders of its Shares and the holder of its Special Voting Share (and the holders of any other relevant class of shares) may vote upon the Class Rights Action together as a single class on a ballot; provided, however, that the holder of the relevant Special Voting Share shall not vote on such resolution unless the Class Rights Action is not approved by the Required Majority of the holders of Shares (and any other relevant class of shares) of the other company, in which case the holder of the Special Voting Share shall cast such number of votes as would be necessary to defeat such resolution (and will have sufficient votes to effect such defeat) in accordance with the Thomson Articles and By-laws (in the case of the Thomson Special Voting Share) or in accordance with the Thomson-Reuters Articles of Association (in the case of the Thomson-Reuters Special Voting Share).

(B)
Where an action requiring approval as a Class Rights Action would not otherwise require approval of the shareholders of the Benefited Party, the Benefited Party shall not be required to convene a meeting of its shareholders for the purposes of Section 6.3(A) and the Class Rights Action shall be approved if the holder of the Special Voting Share in the Benefited Party has given its written consent to the action, which consent shall only be given following the passing of a resolution of the Affected Party by the Required Majority.

    In this Section 6.3(B), "Benefited Party" means the party whose holders of Shares would benefit from a proposed action relative to the holders of Shares in the other party ("Affected Party").

7.
MEETINGS AND VOTING

7.1
Obligations to Convene Meetings

  In relation to both Joint Electorate Actions and Class Rights Actions:

  (A)
  the Boards of each party shall, as soon as practicable (except in the case of matters considered by shareholders at an annual general meeting of Thomson-Reuters or an annual meeting of Thomson), convene a meeting of its shareholders for the purpose of considering a resolution to approve the Joint Electorate Action or Class Rights Action;

17

  (B)
  each party shall endeavour to ensure such meetings are held on dates as close together as is practicable; and

  (C)
  the parties shall co-operate fully with each other in preparing resolutions, information circulars or statements, explanatory memoranda or any other information or material required in connection with the proposed Joint Electorate Action or Class Rights Action.

7.2
Ballot

  Subject to Section 7.5, each of Thomson and Thomson-Reuters agrees with the other that any resolution proposed at a meeting of its shareholders in relation to which the holder of the Thomson-Reuters Special Voting Share, or the holder of the Thomson Special Voting Share, as the case may be, is or may be entitled to vote shall be decided on by a ballot (i.e. by tabulation of individual votes) and not, for the avoidance of doubt, on a show of hands.

7.3
Timing of Ballot

7.3.1
Thomson-Reuters agrees with Thomson that any ballot in which the holder of the Thomson-Reuters Special Voting Share is or may be entitled to vote shall be kept open for such time as to allow the corresponding general meeting of Thomson to be held and for the votes attaching to the Thomson-Reuters Special Voting Share to be calculated and cast on such ballot, although such ballot may be closed earlier in respect of shares of other classes.

7.3.2
Thomson agrees with Thomson-Reuters that any ballot on which the holder of the Thomson Special Voting Share is or may be entitled to vote shall be kept open for such time as to allow the corresponding general meeting of Thomson-Reuters to be held and for the votes attaching to the Thomson Special Voting Share to be calculated and cast on such ballot, although such ballot may be closed earlier in respect of shares of other classes.

7.4
Discretionary Matters

(A)
The Boards may by agreement (subject to Applicable Laws):

(i)
decide to seek the approval of a majority of the shareholders (or any class of shareholders) of either or both of Thomson and Thomson-Reuters for any matter that would not otherwise require such approval; or

(ii)
specify a higher majority vote than the majority that would otherwise be required for any shareholder vote provided for in this Section 7.

18

  (B)
  Unless the Boards decide otherwise, any matter which by Applicable Laws or by virtue of the provisions of the Thomson-Reuters Memorandum and Articles or the Thomson Articles and By-laws requires approval of the shareholders of Thomson-Reuters or Thomson, as the case may be, and which is not a Class Rights Action or a Joint Electorate Action, requires the approval of the holders of Thomson-Reuters Ordinary Shares only or the approval of the holders of Thomson Common Shares only (as the case may be).

7.5
Procedural Resolutions

  Notwithstanding anything to the contrary contained in this Agreement, resolutions of Thomson or Thomson-Reuters of a procedural or technical nature shall not constitute Joint Electorate Actions or Class Rights Actions and will be voted on by the relevant company's shareholders voting separately, and neither Special Voting Share will have any vote on those resolutions. Resolutions which will constitute resolutions of a procedural or technical nature may include any resolution:

  (A)
  that certain people be allowed to attend or be excluded from attending the meeting;

  (B)
  that discussion be closed and the question put to the vote (provided no amendments have been raised);

  (C)
  that the question under discussion not be put to the vote;

  (D)
  to proceed with matters in an order other than that set out in the notice of the meeting;

  (E)
  to adjourn the debate (for example, to a subsequent meeting); and

  (F)
  to adjourn the meeting.

7.6
Voting Restrictions

  Each of Thomson and Thomson-Reuters agree that it shall procure that no voting rights for the time being attaching to any shares in the other beneficially owned by it, or any of its Subsidiaries, are exercised on any resolution put to any shareholders meeting of the other.

8.
CHANGE OF CONTROL OF EITHER THOMSON-REUTERS OR THOMSON

  Thomson and Thomson-Reuters shall co-operate with each other in the prompt enforcement of the provisions of [Articles XIV and XV of the Thomson Articles and Articles 277 to 286 of the Thomson-Reuters Articles of Association] to the full extent possible under Applicable Laws. [Note to draft: To be reviewed once Founder Share and takeover restrictions agreed.]

19

9.
STOCK EXCHANGES

  Each of Thomson and Thomson-Reuters will, and so far as it is able will ensure that each of its Subsidiaries will, ensure that it is in a position to comply with obligations imposed on it by all stock exchanges on which either or both of the parties' shares (or other securities or depository receipts representing such shares or securities) are from time to time listed, quoted or traded.

10.
LIQUIDATION

10.1
One Party Insolvent

  Subject to Section 10.2

  (A)
  If, in the reasonable opinion of the Board of a party, such party (the "Insolvent Party") is, or is likely to become, insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar person has been appointed or a mortgagee or other secured creditor has taken possession of the property of the Insolvent Party) the Board of the Insolvent Party must immediately give notice (an "Insolvency Notice") to the other party ("Solvent Party") of such fact.

  (B)
  Upon receipt by the Solvent Party of an Insolvency Notice, the Solvent Party shall seek to ensure that the economic returns made or otherwise available to a holder of a Share in the Insolvent Party relative to the economic returns available to a holder of Shares in the Solvent Party are in due proportion having regard to the Equalization Ratio ("Economic Equivalence") by taking the steps set out in Sections 10.1(C) or (D).

  (C)
  The Solvent Party shall have the right at any time within 12 months from the Notice Date either:

  (i)
  irrevocably to offer to the holders of Shares in the Insolvent Party on the Notice Date in consideration for the Shares in the Insolvent Party such number of Shares in the Solvent Party pro rata to their holdings of Shares in the Insolvent Party as is required to ensure that, after such issue, Economic Equivalence is achieved; or

  (ii)
  to pay to a holder of Shares in the Insolvent Party on the Notice Date an amount equal to that proportion of the Solvent Party's Market Capitalisation as at the Notice Date such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.

  (D)
  Unless the Solvent Party has exercised its rights under Section 10.1(C), then, subject to Section 10.1(E), the Solvent Party must:

20

    (i)
    within three months from the date that the liquidator of the Insolvent Party has finally established the identity of and amounts owed to the Proven Creditors but in any event not earlier than the expiration of the period set out in Section 10.1(C), pay in full the Proven Creditors of the Insolvent Party and all other costs and expenses of the liquidation (including those of the liquidator); and

    (ii)
    within one month thereafter pay to the Insolvent Party an amount equal to that proportion of the Solvent Party's total Market Capitalisation on the date all payments have been made pursuant to Section 10.1(D)(i) such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.

  (E)
  To the extent required by Applicable Law, payments under this Section 10.1 shall only be made by the Solvent Party to the extent that after making such payment there will remain available to the Solvent Party sufficient assets to pay all its debts as and when they become due and payable.

10.2
Both Parties Insolvent

  If each party has provided the other with an Insolvency Notice and if:

  (A)
  either party has surplus assets available for distribution to the holders of its Shares after payment of all debts due and payable; and

  (B)
  the ratio of the surplus attributable to each Thomson-Reuters Ordinary Share to the surplus attributable to each Thomson Common Share would otherwise not equal to the Equalization Ratio,

  then the relevant party must as soon as practicable pay to the other (where possible) an amount which results in that ratio equaling the Equalization Ratio.

10.3
Definitions and Interpretation

  In this Section 10:

  (A)
  "Economic Equivalence" shall be determined before deduction of any amount in respect of Tax which may be deducted or withheld in respect of any payment to a holder of Shares and disregarding any Tax payable by or on behalf of, or any Tax Benefit arising to, a holder of Shares.

  (B)
  "Market Capitalisation", in relation to the Solvent Party, means the total value of all its issued Shares (determined by reference to the closing price of those shares on the relevant day on the stock exchange on which it has its primary listing);

21

  (C)
  "Notice date" means the date a party receives or is deemed to receive an Insolvency Notice from the other party;

  (D)
  "Proven Creditors" means all persons that the liquidator or trustee in bankruptcy or similar person of the Insolvent Party has established as ranking in priority to the holders of Shares in the Insolvent Party and who would be entitled to a payment as a result of the liquidation, insolvency or bankruptcy of the Insolvent Party; and

  (E)
  The surplus assets of a party available for distribution to holders of Shares shall, for the purposes of Section 10.2 be calculated:

  (i)
  before deduction of any of any amount in respect of Tax which may be deducted or withheld from the distribution by or on behalf of the party paying or making the distribution; but

  (ii)
  net of any Tax payable by that party on the distribution to holder of Ordinary Shares excluding, for the avoidance of doubt, any Tax within (i) above.

11.
TERMINATION

  Either Thomson or Thomson-Reuters may terminate this Agreement only:

  (A)
  on the mutual agreement of both parties (upon approval as a Class Rights Action);

  (B)
  on notice, if either party becomes a wholly-owned Subsidiary of the other or both become wholly-owned Subsidiaries of a third party; or

  (C)
  after all obligations under Section 10 have been satisfied.

12.
PERSONAL RIGHTS ONLY

12.1
No Third Party Beneficiaries

  Notwithstanding any possible inferences to the contrary, the parties to this Agreement intend that the provisions of this Agreement shall not benefit or create any right or cause of action in or on behalf of any person who is not a party to this Agreement and no person other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

12.2
Personal Rights

  For the avoidance of doubt, the provisions of this Agreement are personal rights only. They do not, and are not intended to, create any proprietary right (including any proprietary right in any member, shareholder or creditor of Thomson or Thomson-Reuters). These undertakings are not assignable, and cannot be subject to a mortgage, charge, pledge, encumbrance or other security interest. These undertakings do not survive any termination of this Agreement. It is fundamental to the agreement of each of Thomson and Thomson-Reuters to give these undertakings that they should be relied on solely by the other, and it is fundamental to the agreement of each of Thomson and Thomson-Reuters to accept these undertakings that they should be performed solely by the other.

22

13.
ISSUE OF EQUALIZATION SHARES

  The parties agree that the Board of Thomson and the Board of Thomson-Reuters may agree to the issue of the Thomson Equalization Share to a member of the Thomson-Reuters Group and of the Thomson-Reuters Equalization Share to a member of the Thomson Group (against the nominal value of that share), but that neither Thomson or Thomson-Reuters shall issue its Equalization Share unless the Board of Thomson and the Board of Thomson-Reuters shall have agreed to such issue having regard to the principles reflected in this Agreement.

14.
RELATIONSHIP WITH OTHER DOCUMENTS

  In the event of any conflict between this Agreement on the one hand and on the other hand either of the Thomson Articles and By-laws or the Thomson-Reuters Memorandum and Articles, the terms of this Agreement shall prevail and the parties shall use their best endeavours to ensure that (a) any required amendment to the Thomson Articles or the Thomson-Reuters Memorandum and Articles, as is appropriate, is proposed at meetings of Thomson and/or Thomson-Reuters, as the case may be, in order to conform it or them with the provisions of this Agreement and (b) the Thomson Board makes the required amendments to the Thomson By-laws and such amendments are submitted for confirmation by the Thomson shareholders at the next meeting of such shareholders.

15.
MISCELLANEOUS

15.1
Regulatory

  The parties will co-operate with each other from time to time to ensure that all information necessary or desirable for the making of (or responding to any requests for further information consequent upon) any notifications or filings made in respect of this Agreement, or the transactions contemplated hereunder, is supplied to the party dealing with such notification and filings and that they are properly, accurately and promptly made.

15.2
No Assignment

  Neither of the parties may assign any of its rights or obligations under this Agreement in whole or in part without the approval of the other party.

23

15.3
No Waiver

  No waiver by a party of any provisions or of any breach of any term or covenant contained in this Agreement, in one or more instances, shall be deemed to be or construed as a further or continuing waiver of any other condition or provision (whether or not similar) or of any breach of any other term or covenant contained in this Agreement.

15.4
No Partnership

  Neither this Agreement nor the DLC Structure are intended for any legal, tax or other purpose to, or shall, (i) alter the status of Thomson and Thomson-Reuters as separate, independent entities (taxed respectively and exclusively as a Canadian and a United Kingdom corporation), (ii) result in any of Thomson, Thomson-Reuters, their respective Subsidiaries, or their respective shareholders being treated as creating an entity or otherwise entering into any partnership, joint venture, association or agency relationship, or (iii) give either party (or its respective Subsidiaries or shareholders) any legal or beneficial ownership interest in the assets or income of the other party, and shall not be construed as having such effect.

15.5
Invalidity of Provisions

  Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic and substantive effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

15.6
Amendment

  Any amendment to or termination of this Agreement shall be made in writing signed by duly authorised representatives of Thomson and Thomson-Reuters. Any amendments to this Agreement which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either party or are necessary to correct any inconsistency or manifest error may be agreed between the Board of Thomson-Reuters and the Board of Thomson. Any other amendment to this Agreement shall, for the avoidance of doubt, require approval by a Class Rights Action.

15.7
Enurement

  This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

24

16.
NOTICES

  Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given (i) when sent if sent by facsimile is promptly confirmed by telephone confirmation thereof; or (ii) when delivered, if delivered personally to the intended recipient or sent by overnight delivery via an international courier service, and in each case, addressed to such person or persons at such address or addresses as each party shall notify in writing to the other party at the address given at the head of this Agreement or thereafter at the relevant address for notification from time to time.

17.
COUNTERPARTS

  This Agreement may be entered into in any number of counterparts, all of which taken together, shall constitute one and the same instrument. Either party may enter into this Agreement by signing any such counterpart.

18.
GOVERNING LAW

  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

19.
SUBMISSION TO JURISDICTION

  Subject to Section 20, any suit, action or proceeding against Thomson or Thomson-Reuters or any of its assets arising out of or relating to this Agreement may be brought in a competent court of the Province of Ontario, Canada, and each of Thomson and Thomson-Reuters hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such court over the subject matter of any such suit, action or proceeding. Each of Thomson and Thomson-Reuters irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter.

20.
ARBITRATION

(A)
Any and all disputes, controversies or claims arising out of or in connection with this Agreement, any provision hereof, or any alleged breach hereof, and any and all disputes, controversies or claims relating to the validity of this Agreement (all of which are referred to herein as "Disputes"), even though some or all of such Disputes are alleged to be extra-contractual in nature, whether such Disputes sound in contract, tort or otherwise, at law or in equity, whether for damages, specific performance or other relief, shall be finally and exclusively determined by final and binding arbitration in accordance with this Section 20.

25

  (B)
  Notwithstanding anything in this Section 20, prior to the appointment of any arbitrators, any party may apply to any competent court in the Province of Ontario, Canada for interim relief. A request for interim relief by a party to a court shall not be considered to be incompatible with Section 20(A) or as a waiver of that provision.

  (C)
  The arbitral tribunal (the "Tribunal") shall be composed of three arbitrators, which shall be appointed as follows: each party shall have the right to appoint one arbitrator; the two arbitrators so appointed shall then appoint a third arbitrator who shall serve as the Chairman of the Tribunal. A person or persons, entitled to appoint an arbitrator, shall appoint such arbitrator within ten (10) days of receiving notice from a party of the commencement of an arbitration, failing which such arbitrator shall, at the written request of either party, be appointed by the International Chamber of Commerce. At the initiation of a proceeding and upon the convening of the Tribunal, the arbitrators shall take an oath of neutrality and shall decide the matters presented to them based upon the evidence submitted in the proceeding and without regard to the origin or circumstances of their appointment or selection for service on the Tribunal.

  (D)
  The construction and interpretation of this Section 20, and all rules of conduct of any arbitration conducted pursuant to this Section 20 (including procedural and evidentiary matters), shall be determined by the Tribunal. Unless otherwise unanimously agreed by the arbitrators, the venue of the arbitration shall be New York, New York.

  (E)
  At the request of any party, the Tribunal may take such interim measures as the Tribunal considers necessary in respect of the Dispute, including measures for the preservation of assets or the conservation of goods. The Tribunal may require security for the cost of such measures.

  (F)
  The Tribunal shall conduct a hearing as soon as reasonably practicable after a matter has been submitted for arbitration by a party and the members of the Tribunal have been selected. As the Tribunal may direct and without the necessity of subpoenas or other court orders, the parties shall make their agents, employees and witnesses available upon reasonable notice at reasonable times for deposition or for testimony at the hearing and shall respond to requests for documents. An award completely disposing of all Disputes (a "Final Award") shall be rendered by the Tribunal as soon as reasonably practicable after the hearing. The Tribunal shall not be required to submit a detailed statement of its reasons, but shall set forth concisely in the Final Award the amounts, actions, contractual responsibilities or other remedial conclusions that the Tribunal determines to be appropriate.

  (G)
  Each party acknowledges and agrees that in the event either party breaches any of its obligations under this Agreement, the other party would be irreparably harmed and could not be made whole by monetary damages alone. Both parties accordingly agree that the Tribunal shall have the authority to grant any party all appropriate non-monetary relief, including ordering a breaching party to comply fully with its obligations under the Agreement, ordering specific performance or granting temporary or permanent injunctive relief; provided, however, that nothing in this Section 20 shall be construed to limit the Tribunal in awarding monetary damages, whether as a sole remedy or together with remedies for specific performance and/or injunctive relief.

26

  (H)
  Any award made by the Tribunal shall be final and binding upon each party, each of which expressly waives all right to appeal or recourse to any court. The Final Award may be confirmed, and a judgment entered or enforced, in any competent court in the Province of Ontario, Canada.

  (I)
  The fees and expenses of the arbitrators shall be borne equally by the parties, but the Final Award may include such allocations and awards of the arbitrators' fees and expenses as the Tribunal determines is appropriate.

IN WITNESS whereof this Agreement has been executed on the date first written above.

THE THOMSON CORPORATION

By:
Name: Title:
THOMSON-REUTERS PLC

By:
Name: Title:

By:
Name: Title:

27

AGREED FORM (MAY 14, 2007)

DATED	•, 2007

THOMSON-REUTERS PLC DEED OF GUARANTEE

THOMSON-REUTERS DEED OF GUARANTEE

This Deed of Guarantee ("Guarantee") is made on    •    , 2007 between Thomson-Reuters PLC ("Thomson-Reuters") and The Thomson Corporation ("Thomson") for the benefit of each Creditor (as defined below).

BACKGROUND

Under the Implementation Agreement referred to below, Thomson-Reuters has agreed with Thomson to enter into this Guarantee in respect of certain obligations of Thomson (including, without limitation, guarantees by Thomson of certain obligations of Principal Debtors (as defined below)).

THIS DEED WITNESSES as follows:

1.
DEFINITIONS AND INTERPRETATION

1.1
Definitions

  In this Guarantee:

  "Business Day" shall have the meaning given in the Equalization and Governance Agreement;

  "Creditor" means any Person to whom or to which any Obligation is owed;

  "Effective Date" shall have the same meaning given to it in the Implementation Agreement;

  "Equalization and Governance Agreement" means the agreement headed "Equalization and Governance Agreement" entered into between Thomson and Thomson-Reuters as of even date with this Guarantee;

  "Existing Obligation" means, in relation to:

  (a)
  any agreement or exclusion referred to in Clause 4;

  (b)
  any termination of this Guarantee; or

  (c)
  any amendment to this Guarantee,

  any Obligation incurred before, or arising out of any credit or similar facility (whether committed or uncommitted) available for use at, the time at which the relevant agreement, exclusion, termination or amendment becomes effective;

  "Group" means, in relation to Thomson or Thomson-Reuters, such company and its Subsidiaries from time to time;

2

  "Implementation Agreement" means the agreement headed "Implementation Agreement" entered into between Thomson, Reuters Group PLC, The Woodbridge Company Limited and Thomson-Reuters dated as of    •     May, 2007;

  "Obligation" means:

  (a)
  any contractual monetary obligation of Thomson or a Principal Debtor under the agreements set out in Schedule 1;

  (b)
  any other contractual monetary obligation (whether actual or contingent, primary or secondary, or otherwise) incurred after the date of this Guarantee by:

  (i)
  Thomson; or

  (ii)
  to the extent guaranteed by Thomson, by any Principal Debtor; and

  (c)
  any obligation of Thomson or a Principal Debtor whether entered into prior to or after the date of this Guarantee which may be agreed in writing between Thomson-Reuters and Thomson (in their absolute discretion), in which case a note of such obligation will be set out in Schedule 2, other than, in each case, any obligation:

    (i)
    to the extent that (without reference to the effect of this Guarantee) it is covered by the terms of any policy of insurance (or any indemnity in the nature of insurance) of which Thomson (or, where relevant, the Principal Debtor) has the benefit and which is in full force and effect;

    (ii)
    explicitly guaranteed in writing by Thomson-Reuters (otherwise than under this Guarantee) or for which Thomson-Reuters agrees in writing to act as co-obligor or co-issuer;

    (iii)
    where the arrangement under which the obligation was or is incurred, or the terms of issue of the obligation, explicitly provided or provide(s) that the obligation is not to be an Obligation within the meaning of this Guarantee, or where the Creditor has explicitly agreed or explicitly agrees that the obligation is not to be an Obligation within the meaning of this Guarantee;

    (iv)
    owed to Thomson-Reuters or to any Subsidiary or Subsidiary Undertaking of Thomson-Reuters or to any of the Subsidiaries or Subsidiary Undertakings of Thomson;

    (v)
    of Thomson under or in connection with the Thomson Guarantee or any other guarantee by Thomson of any obligation of Thomson-Reuters or any Subsidiary or Subsidiary Undertaking of Thomson-Reuters;

3

    (vi)
    excluded from the scope of this Guarantee as provided in Clause 4 (Exclusion Of Certain Obligations) or Clause 5 (Termination) provided that obligations previously excluded under Clause 4 may be notified for re-inclusion pursuant to paragraph (c) above;

    (vii)
    consisting of an obligation to pay a Creditor an amount to compensate for any deduction or withholding for or on account of Tax from any payment to that Creditor, where no such deduction or withholding would be required as a result of payment being made by Thomson-Reuters under this Guarantee rather than by the relevant Principal Debtor under the guaranteed obligation;

    (viii)
    of Thomson under a guarantee to the extent that the guaranteed obligation of the Principal Debtor is not a contractual monetary obligation or is of a type referred to in any of paragraphs (i) to (vii) of this definitionl; or

    (ix)
    [owed to holders of Thomson Common Shares, in their capacity as holders of such shares.[Note: to be agreed.]]

  "Person" includes an individual, company, corporation, firm, partnership, joint venture, association, trust, state or agency of a state (in each case, whether or not having a separate legal personality);

  "Principal Debtor" means, at any time, any Person any of whose obligations are at that time guaranteed by Thomson;

  "Relevant Creditor" has the meaning given in Clause 3.1;

  "Subsidiary" means, with respect to Thomson or Thomson-Reuters, any entity, whether incorporated or unincorporated, in which (i) such company owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other persons performing similar functions, or the management and policies of which such company otherwise has the power to direct; or (ii) each of Thomson and Thomson-Reuters owns, directly or indirectly, in aggregate a majority of the securities or other ownership interests having by their terms ordinary voting power to elect the directors or other persons performing similar functions, or the management and policies of which both of Thomson and Thomson-Reuters, together, otherwise have the power to direct;

  "Subsidiary Undertaking" has the meaning as defined in section 258 of the Companies Act 1985;

  "Tax" means any taxes, levies, imposts, deductions, charges, withholdings or duties levied by any authority (including stamp and transaction duties) (together with any related interest, penalties and fines in connection with them);

  "Thomson Common Shares" means common shares in the capital of Thomson, from time to time; and

4

  "Thomson Guarantee" means the guarantee entered into by Thomson on or about the date of this Guarantee pursuant to the Implementation Agreement.

1.2
Interpretation

  Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

  (A)
  The singular includes the plural and conversely.

  (B)
  One gender includes all genders.

  (C)
  Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

  (D)
  A reference to any person includes a body corporate, an unincorporated body or other entity and conversely.

  (E)
  A reference to a Clause is to a Clause of this Guarantee.

  (F)
  A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Guarantee.

  (G)
  A reference to any legislation (including any listing rules of a stock exchange or voluntary codes) or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

  (H)
  A reference to "writing" includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

  (I)
  Mentioning anything after "include", "includes", or "including" does not limit what else might be included. Where particular words are followed by general words, the general words are not limited by the particular.

  (J)
  Reference to a body other than Thomson-Reuters or Thomson (including any government agency), whether statutory or not:

  (i)
  which ceases to exist; or

  (ii)
  whose powers or functions are transferred to another body,

    is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

  (K)
  All references to "time" are to the local time in the place where the relevant obligation is to be performed (or right exercised).

5

2.
EFFECT OF THIS GUARANTEE

  This Guarantee shall take effect on the Effective Date as a deed and it is intended that each Creditor severally shall be entitled to benefit from the terms of this Guarantee pursuant to the terms of the Contracts (Rights of Third Parties) Act 1999 save that the parties hereto shall be entitled to make any variation or rescission of its terms, in accordance with its terms (including, without limitation, pursuant to Clause 4), without the consent of any Creditor or of any third party.

3.
GUARANTEE AND INDEMNITY

3.1
Subject to the terms of this Guarantee, Thomson-Reuters unconditionally and irrevocably undertakes and promises to Thomson that it shall, as a continuing obligation, make to the Creditor to whom or to which it is owed (the "Relevant Creditor") the proper and punctual payment of each Obligation if for any reason Thomson does not make such payment on its due date. If for any reason Thomson does not make such payment on its due date, Thomson-Reuters shall pay the amount due and unpaid to the Relevant Creditor upon written demand upon Thomson-Reuters by the Relevant Creditor. In this Clause 3, references to the Obligations include references to any part of them.

3.2
The obligations of Thomson-Reuters under this Guarantee shall be continuing obligations and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account.

3.3
In the event that Thomson-Reuters is required to make any payment to any Creditor pursuant to Clause 3.1 and/or 3.10 and does make such payment, Thomson unconditionally and irrevocably agrees by way of a full indemnity to reimburse Thomson-Reuters in respect of such payments including interest thereon at [rate to be agreed].

3.4
A demand may not be made under this Guarantee without:

(A)
a demand first having been made by the Relevant Creditor on Thomson; and/or

(B)
to the extent, if any, that the terms of the relevant Obligation of Thomson (or the underlying obligation of the relevant Principal Debtor) require such recourse, recourse first being had to any other Person or to any security.

3.5
Unless otherwise provided in this Guarantee, the liabilities and obligations of Thomson-Reuters under this Guarantee shall remain in force notwithstanding any act, omission, neglect, event or matter which would not affect or discharge the liabilities of Thomson owed to the Relevant Creditor. Without prejudice to its generality, the foregoing shall apply in relation to:

(A)
anything which would have discharged Thomson-Reuters (wholly or in part) but not Thomson;

6

  (B)
  anything which would have offered Thomson-Reuters (but not Thomson) any legal or equitable defence; and

  (C)
  any winding-up, insolvency, dissolution and/or analogous proceeding of, or any change in constitution or corporate identity or loss of corporate identity by, Thomson or any other Person.

3.6
Sections 3(2) and (4) of the Contracts (Rights of Third Parties) Act 1999 shall not apply to this Guarantee and accordingly:

(A)
in respect of any claim against Thomson-Reuters by a Creditor, Thomson-Reuters shall not have available to it by way of defence or set-off any matter that arises from or in connection with this Guarantee, and which would have been available to Thomson-Reuters by way of defence or set-off if the proceedings had been brought against Thomson-Reuters by Thomson;

(B)
Thomson-Reuters shall not have available to it by way of defence or set-off any matter that would have been available to it by way of defence or set-off against the Creditor if the Creditor had been a party to this Guarantee; and

(C)
Thomson-Reuters shall not have available to it by way of counterclaim any matter not arising from this Guarantee that would have been available to it by way of counterclaim against the Creditor if the Creditor had been a party to this Guarantee.

3.7
Any discharge or release of any liabilities and obligations of Thomson-Reuters under this Guarantee, and any composition or arrangement which Thomson-Reuters may effect with any Creditor in respect of any such liabilities or obligations, shall be deemed to be made subject to the condition that it will be void to the extent that any or all of the payment or security which the Creditor may previously have received or may thereafter receive from any Person in respect of the relevant Obligations is set aside or reduced under any applicable law or proves to have been for any reason invalid.

3.8
Without prejudice to the generality of this Clause 3, and to Clause 3.9 in particular, none of the liabilities or obligations of Thomson-Reuters under this Guarantee shall be impaired by any Creditor:

(A)
agreeing with Thomson any composition, arrangement, variation of or departure from (however substantial) the terms of any Obligation and any such variation or departure shall, whatever its nature, be binding upon Thomson-Reuters in all circumstances; or

(B)
releasing or granting any time or any indulgence whatsoever to Thomson.

3.9
(A)    Despite anything else in Clause 3, but subject to paragraph (B) below, if and to the extent that the relevant Creditor (or any person duly acting on behalf of the relevant Creditor) at any time before or after the date of this Guarantee explicitly agrees with Thomson or grants to Thomson any discharge, release, composition, arrangement, variation, departure, time, indulgence or other limitation (whether as to amount, recourse or otherwise) of any kind in respect of any Obligation:

7

    (i)
    it shall automatically operate for the benefit of, and be binding upon, Thomson-Reuters to the same extent; and

    (ii)
    [the liabilities and obligations of Thomson-Reuters under this Guarantee will be automatically limited or, as the case may be, extended accordingly.]

  (B)    Despite anything else in this Guarantee (including Clause 3.8), no composition, arrangement, variation of or departure from the terms of any Obligation (or any underlying obligation of any Principal Debtor) agreed with Thomson or any Principal Debtor, as applicable, after termination of this Guarantee or exclusion of that Obligation shall be binding on Thomson-Reuters (or extend its liabilities and obligations under this Guarantee) except to the extent, if any, that:

    (i)
    Thomson-Reuters explicitly agrees in writing to that composition, arrangement, variation or departure at the same time as Thomson or that Principal Debtor; or

    (ii)
    it reduces Thomson-Reuters's obligations or liability under this Guarantee.

3.10
As a separate, additional and continuing obligation, Thomson-Reuters unconditionally and irrevocably agrees that, should any Obligation not be recoverable from Thomson-Reuters under Clause 3.1 as a result of the Obligation becoming void, voidable or unenforceable against Thomson, Thomson-Reuters undertakes with Thomson that it will, as a sole, original and independent obligor, make payment of the Obligation to the Relevant Creditor by way of a full indemnity on the due date provided for payment by the terms of the Obligation.

3.11
Thomson-Reuters shall, if requested by Thomson, (i) enter into agreements to act as a co-issuer or co-borrower with respect to any Obligation of Thomson or (ii) execute and deliver a separate guarantee agreement of any Obligation of Thomson, in each case, on terms satisfactory to Thomson-Reuters and Thomson. If Thomson-Reuters enters into such agreements with respect to any Obligation of Thomson, Thomson-Reuters and Thomson may agree that such Obligation shall be excluded from the scope of this Guarantee in accordance with Clause 4 hereof.

4.
EXCLUSION OF CERTAIN OBLIGATIONS

4.1
Subject to Clauses 4.2 and 4.3, Thomson-Reuters and Thomson may at any time agree that obligations of a particular type, or a particular obligation or particular obligations, incurred after the time at which such exclusion becomes effective shall be excluded from the scope of this Guarantee (and shall not be "Obligations" for the purpose of this Guarantee) with effect from such future time (being at least three months after the date on which notice of the relevant exclusion is given in accordance with Clause 8.2 or, where the Obligation is a particular obligation, at least five Business Days, or such shorter period as the relevant Creditor may agree, after the date on which notice of the relevant exclusion is given in accordance with Clause 4.5) as they may agree.

8

4.2
No such agreement or exclusion shall be effective with respect to any Existing Obligation.

4.3
No such agreement or exclusion shall be effective unless and until Thomson-Reuters and Thomson enter into a supplemental deed specifying the relevant exclusion and the time at which it is to become effective.

4.4
Notice of any such exclusion of obligations of a particular type, of the time at which such exclusion is to become effective, and of the date of the related supplemental deed, shall be given in accordance with Clause 8.2.

4.5
Notice of any such exclusion of a particular obligation and of the time at which it is to become effective shall be given to the relevant Creditor in writing addressed to that Creditor at the last address of that Creditor known to Thomson-Reuters and shall be effective when delivered to that address. It shall not be necessary for the related supplemental deed to have been entered into before that notice is sent, nor for the notice to state the date of the related supplemental deed.

5.
TERMINATION

5.1
Subject to Clause 5.3, this Guarantee shall automatically terminate if, and with effect from, the same time as:

(A)
the Equalization and Governance Agreement terminates or otherwise ceases to have effect;

(B)
the Thomson Guarantee terminates or otherwise ceases to have effect; or

(C)
[a resolution is passed or an order is made for the liquidation or winding up of Thomson or a receiver or a similar person is appointed in respect of all its property, assets or undertakings.]

5.2
Subject to Clause 5.3, Thomson-Reuters may at any time terminate this Guarantee by giving notice under Clause 8.2 with effect from such future time (being at least three months after the date on which such notice of termination is given) as it may determine. Subject to the next sentence, no such termination under this Clause 5.2 shall be effective unless Thomson agrees to such termination before such notice is given. However, such termination shall not require the agreement of Thomson if:

(A)
Thomson-Reuters has given notice of the proposed termination of this Guarantee in accordance with Clause 8.2; and

(B)
prior to the date set out in such notice, a resolution is passed or an order is made for the liquidation of Thomson.

9

5.3
No such termination shall be effective with respect to any Existing Obligation.

5.4
Notice of any automatic termination under Clause 5.1, and of the time at which it became effective, shall be given in accordance with Clause 8.2 within 10 Business Days of such termination.

6.
AMENDMENTS

6.1
Subject to Clause 6.2, Thomson-Reuters and Thomson may at any time amend this Guarantee by giving notice under Clause 8.2 with effect from such future time (being at least three months after the date on which notice of such amendment is given) as they may determine.

6.2
No such amendment shall be effective with respect to any Existing Obligation.

6.3
No such amendment shall be effective unless and until Thomson-Reuters and Thomson enter into a supplemental deed specifying the relevant amendment and the time at which it is to become effective.

6.4
Notice of any such amendment, of the time at which it is to become effective, and of the date of the related supplemental deed, shall be given in accordance with Clause 8.2.

7.
CURRENCY

7.1
All payments to be made under this Guarantee shall be made in the currency or currencies in which the Obligations are expressed to be payable by Thomson.

7.2
If, under any applicable law, whether as a result of a judgment against Thomson-Reuters or Thomson or the liquidation of Thomson-Reuters or Thomson or for any other reason, any payment under or in connection with this Guarantee is made or is recovered in a currency (the "other currency") other than that in which it is required to be paid under the terms of the relevant Obligation (the "agreed currency") then, to the extent that the payment to the Creditor (when converted at the rate of exchange on the date of payment, or in the case of a liquidation, the latest date for the determination of liabilities permitted by the applicable law) falls short of the amount due and unpaid in respect of that Obligation, Thomson-Reuters undertakes with Thomson that it shall, as a separate and independent obligation, fully indemnify the Creditor against the amount of the shortfall, and for the purposes of this Clause 7, "rate of exchange" means the spot rate at which the Creditor is able on the relevant date to purchase the agreed currency with the other currency.

8.
NOTICES

8.1
Any notice to or demand upon Thomson-Reuters under this Guarantee shall be in writing addressed to it at its principal place of business in the United Kingdom for the time being (marked for the attention of the    •    , with a copy sent to the    •    ) and shall be effective when delivered to that principal place of business.

10

8.2
Any notice to or demand upon Thomson under this Guarantee shall be in writing addressed to it at its principal place of business in the United States for the time being (marked for the attention of the    •    , with a copy sent to the    •    ) and shall be effective when delivered to that principal place of business.

8.3
Any notice by Thomson-Reuters under Clause 4.4, 5.4 or 6.4 shall be given by advertisements in the Financial Times (London Edition) and the Wall Street Journal (but, if at any time Thomson-Reuters determines that advertisement in such newspaper(s) is not practicable, the relevant advertisement shall instead be published in such other newspaper(s) circulating generally in the United Kingdom or the United States, as the case may be, as Thomson-Reuters shall determine). Any such notice shall be deemed given on the date of publication in such newspaper in the United Kingdom or the United States, as the case may be (or, where such advertisements are published on different dates, on the later of such dates).

8.4
The original counterparts of this Guarantee and of any related supplemental deeds shall be kept at, respectively, the principal place of business in the United Kingdom for the time being of Thomson-Reuters and the principal place of business in the United States for the time being of Thomson and shall be available for inspection there on reasonable notice during the normal business hours of that office.

9.
GENERAL

9.1
Prohibition and Enforceability

  Any provision of, or the application of any provision of, this Guarantee which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

9.2
Further Assurances

  Thomson-Reuters and Thomson shall take all steps, execute all documents and do everything reasonably required to give effect to their rights, liabilities and obligations contemplated by this Guarantee.

9.3
No Novation

  Neither Thomson-Reuters nor Thomson may novate any of their rights, liabilities or obligations under this Guarantee, in whole or in part.

9.4
Counterparts

  This Guarantee may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Delivery by a party of an executed counterpart of a signature page to this Guarantee by facsimile shall be effective as delivery of a manually executed counterpart of this Guarantee.

11

10.
LAW AND JURISDICTION

10.1
This Guarantee shall be governed by and construed in accordance with the laws of England.

10.2
The courts of England and Wales have exclusive jurisdiction to settle any dispute in connection with this Guarantee.

10.3
Thomson and Thomson-Reuters irrevocably submit to the jurisdiction of such courts and waive any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

12

SCHEDULE 1

        [Note: it is intended that all existing debt will be listed in Schedule 1.]

SCHEDULE 2

IN WITNESS WHEREOF

EXECUTED as a DEED by	)
THOMSON-REUTERS PLC	)
acting by two of its directors/a director and	)
secretary	)

Director

Director/Secretary

EXECUTED as a DEED by	)
THE THOMSON CORPORATION	)
acting by • [and •] [who, in	)
accordance with the laws of the	)
territory in which The Thomson Corporation	)
is incorporated, is/are] acting under	)
the authority of The Thomson Corporation	)	(Authorised signatory(ies))

AGREED FORM (MAY 14, 2007)

DATED	•, 2007

THE THOMSON CORPORATION DEED OF GUARANTEE

THOMSON DEED OF GUARANTEE

This Deed of Guarantee ("Guarantee") is made on    •    , 2007 between The Thomson Corporation ("Thomson") and Thomson-Reuters PLC ("Thomson-Reuters") for the benefit of each Creditor (as defined below).

BACKGROUND

Under the Implementation Agreement referred to below, Thomson has agreed with Thomson-Reuters to enter into this Guarantee in respect of certain obligations of Thomson-Reuters (including, without limitation, guarantees by Thomson-Reuters of certain obligations of Principal Debtors (as defined below)).

THIS DEED WITNESSES as follows:

1.
DEFINITIONS AND INTERPRETATION

1.1
Definitions

  In this Guarantee:

  "Business Day" shall have the meaning given in the Equalization and Governance Agreement;

  "Creditor" means any Person to whom or to which any Obligation is owed;

  "Effective Date" shall have the same meaning given to it in the Implementation Agreement;

  "Equalization and Governance Agreement" means the agreement headed "Equalization and Governance Agreement" entered into between Thomson-Reuters and Thomson as of even date with this Guarantee;

  "Existing Obligation" means, in relation to:

  (a)
  any agreement or exclusion referred to in Clause 4;

  (b)
  any termination of this Guarantee; or

  (c)
  any amendment to this Guarantee,

  any Obligation incurred before, or arising out of any credit or similar facility (whether committed or uncommitted) available for use at, the time at which the relevant agreement, exclusion, termination or amendment becomes effective;

  "Group" means, in relation to Thomson or Thomson-Reuters, such company and its Subsidiaries from time to time;

2

  "Implementation Agreement" means the agreement headed "Implementation Agreement" entered into between Thomson, Reuters-Group PLC, The Woodbridge Company Limited and Thomson-Reuters dated as of    •     May, 2007;

  "Obligation" means:

  (a)
  any contractual monetary obligation of Thomson-Reuters or a Principal Debtor under the agreements set out in Schedule 1;

  (b)
  any other contractual monetary obligation (whether actual or contingent, primary or secondary, or otherwise) incurred after the date of this Guarantee by:

  (i)
  Thomson-Reuters; or

  (ii)
  to the extent guaranteed by Thomson-Reuters, by any Principal Debtor; and

  (c)
  any obligation of Thomson-Reuters or a Principal Debtor whether entered into prior to or after the date of this Guarantee which may be agreed to in writing between Thomson and Thomson-Reuters (in their absolute discretion), in which case a note of such obligation will be set out in Schedule 2, other than, in each case, any obligation:

    (i)
    to the extent that (without reference to the effect of this Guarantee) it is covered by the terms of any policy of insurance (or any indemnity in the nature of insurance) of which Thomson-Reuters (or, where relevant, the Principal Debtor) has the benefit and which is in full force and effect;

    (ii)
    explicitly guaranteed in writing by Thomson (otherwise than under this Guarantee) or for which Thomson agrees in writing to act as co-obligor or co-issuer;

    (iii)
    where the arrangement under which the obligation was or is incurred, or the terms of issue of the obligation, explicitly provided or provide(s) that the obligation is not to be an Obligation within the meaning of this Guarantee, or where the Creditor has explicitly agreed or explicitly agrees that the obligation is not to be an Obligation within the meaning of this Guarantee;

    (iv)
    owed to Thomson or to any Subsidiary or Subsidiary Undertaking of Thomson or to any of the Subsidiaries or Subsidiary Undertakings of Thomson-Reuters;

    (v)
    of Thomson-Reuters under or in connection with the Thomson-Reuters Guarantee or any other guarantee by Thomson-Reuters of any obligation of Thomson or any Subsidiary or Subsidiary Undertaking of Thomson;

3

    (vi)
    excluded from the scope of this Guarantee as provided in Clause 4 (Exclusion Of Certain Obligations) or Clause 5 (Termination) provided that obligations previously excluded under Clause 4 may be notified for re-inclusion pursuant to paragraph (c) above;

    (vii)
    consisting of an obligation to pay a Creditor an amount to compensate for any deduction or withholding for or on account of Tax from any payment to that Creditor, where no such deduction or withholding would be required as a result of payment being made by Thomson under this Guarantee rather than by the relevant Principal Debtor under the guaranteed obligation;

    (viii)
    of Thomson-Reuters under a guarantee to the extent that the guaranteed obligation of the Principal Debtor is not a contractual monetary obligation or is of a type referred to in any of paragraphs (i) to (vii) of this definition; or

    (ix)
    [owed to holders of Thomson-Reuters Ordinary Shares, in their capacity as holders of such shares. [Note: to be agreed]]

  "Person" includes an individual, company, corporation, firm, partnership, joint venture, association, trust, state or agency of a state (in each case, whether or not having a separate legal personality);

  "Principal Debtor" means, at any time, any Person any of whose obligations are at that time guaranteed by Thomson-Reuters;

  "Relevant Creditor" has the meaning given in Clause 3.1;

  "Subsidiary" means, with respect to Thomson or Thomson-Reuters, any entity, whether incorporated or unincorporated, in which (i) such company owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other persons performing similar functions, or the management and policies of which such company otherwise has the power to direct; or (ii) each of Thomson and Thomson-Reuters owns, directly or indirectly, in aggregate a majority of the securities or other ownership interests having by their terms ordinary voting power to elect the directors or other persons performing similar functions, or the management and policies of which both of Thomson and Thomson-Reuters, together, otherwise have the power to direct;

  "Subsidiary Undertaking" has the meaning as defined in section 258 of the Companies Act 1985;

  "Tax" means any taxes, levies, imposts, deductions, charges, withholdings or duties levied by any authority (including stamp and transaction duties) (together with any related interest, penalties and fines in connection with them);

4

  "Thomson-Reuters Guarantee" means the guarantee entered into by Thomson-Reuters on or about the date of this Guarantee pursuant to the Implementation Agreement; and

  "Thomson-Reuters Ordinary Shares" means ordinary shares in the capital of Thomson-Reuters, from time to time;

1.2
Interpretation

  Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

  (A)
  The singular includes the plural and conversely.

  (B)
  One gender includes all genders.

  (C)
  Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

  (D)
  A reference to any person includes a body corporate, an unincorporated body or other entity and conversely.

  (E)
  A reference to a Clause is to a Clause of this Guarantee.

  (F)
  A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Guarantee.

  (G)
  A reference to any legislation (including any listing rules of a stock exchange or voluntary codes) or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

  (H)
  A reference to "writing" includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

  (I)
  Mentioning anything after "include", "includes", or "including" does not limit what else might be included. Where particular words are followed by general words, the general words are not limited by the particular.

  (J)
  Reference to a body other than Thomson or Thomson-Reuters (including any government agency), whether statutory or not:

  (i)
  which ceases to exist; or

  (ii)
  whose powers or functions are transferred to another body,

    is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

5

  (K)
  All references to "time" are to the local time in the place where the relevant obligation is to be performed (or right exercised).

2.
EFFECT OF THIS GUARANTEE

  This Guarantee shall take effect on the Effective Date as a deed and it is intended that each Creditor severally shall be entitled to benefit from the terms of this Guarantee pursuant to the terms of the Contracts (Rights of Third Parties) Act 1999 save that the parties hereto shall be entitled to make any variation or rescission of its terms, in accordance with its terms (including, without limitation, pursuant to Clause 4), without the consent of any Creditor or of any third party.

3.
GUARANTEE AND INDEMNITY

3.1
Subject to the terms of this Guarantee, Thomson unconditionally and irrevocably undertakes and promises to Thomson-Reuters that it shall, as a continuing obligation, make to the Creditor to whom or to which it is owed (the "Relevant Creditor") the proper and punctual payment of each Obligation if for any reason Thomson-Reuters does not make such payment on its due date. If for any reason Thomson-Reuters does not make such payment on its due date, Thomson shall pay the amount due and unpaid to the Relevant Creditor upon written demand upon Thomson by the Relevant Creditor. In this Clause 3, references to the Obligations include references to any part of them.

3.2
The obligations of Thomson under this Guarantee shall be continuing obligations and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account.

3.3
In the event that Thomson is required to make any payment to any Creditor pursuant to Clause 3.1 and/or 3.10 and does make such payment, Thomson-Reuters unconditionally and irrevocably agrees by way of a full indemnity to reimburse Thomson in respect of such payments including interest thereon at [rate to be inserted].

3.4
A demand may not be made under this Guarantee without:

(A)
a demand first having been made by the Relevant Creditor on Thomson-Reuters; and/or

(B)
to the extent, if any, that the terms of the relevant Obligation of Thomson-Reuters (or the underlying obligation of the relevant Principal Debtor) require such recourse, recourse first being had to any other Person or to any security.

3.5
Unless otherwise provided in this Guarantee, the liabilities and obligations of Thomson under this Guarantee shall remain in force notwithstanding any act, omission, neglect, event or matter which would not affect or discharge the liabilities of Thomson-Reuters owed to the Relevant Creditor. Without prejudice to its generality, the foregoing shall apply in relation to:

6

  (A)
  anything which would have discharged Thomson (wholly or in part) but not Thomson-Reuters;

  (B)
  anything which would have offered Thomson (but not Thomson-Reuters) any legal or equitable defence; and

  (C)
  any winding-up, insolvency, dissolution and/or analogous proceeding of, or any change in constitution or corporate identity or loss of corporate identity by, Thomson-Reuters or any other Person.

3.6
Sections 3(2) and (4) of the Contracts (Rights of Third Parties) Act 1999 shall not apply to this Guarantee and accordingly:

(A)
in respect of any claim against Thomson by a Creditor, Thomson shall not have available to it by way of defence or set-off any matter that arises from or in connection with this Guarantee, and which would have been available to Thomson by way of defence or set-off if the proceedings had been brought against Thomson by Thomson-Reuters;

(B)
Thomson shall not have available to it by way of defence or set-off any matter that would have been available to it by way of defence or set-off against the Creditor if the Creditor had been a party to this Guarantee; and

(C)
Thomson shall not have available to it by way of counterclaim any matter not arising from this Guarantee that would have been available to it by way of counterclaim against the Creditor if the Creditor had been a party to this Guarantee.

3.7
Any discharge or release of any liabilities and obligations of Thomson under this Guarantee, and any composition or arrangement which Thomson may effect with any Creditor in respect of any such liabilities or obligations, shall be deemed to be made subject to the condition that it will be void to the extent that any or all of the payment or security which the Creditor may previously have received or may thereafter receive from any Person in respect of the relevant Obligations is set aside or reduced under any applicable law or proves to have been for any reason invalid.

3.8
Without prejudice to the generality of this Clause 3, and to Clause 3.9 in particular, none of the liabilities or obligations of Thomson under this Guarantee shall be impaired by any Creditor:

(A)
agreeing with Thomson-Reuters any composition, arrangement, variation of or departure from (however substantial) the terms of any Obligation and any such variation or departure shall, whatever its nature, be binding upon Thomson in all circumstances; or

(B)
releasing or granting any time or any indulgence whatsoever to Thomson-Reuters.

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3.9
(A) Despite anything else in Clause 3, but subject to paragraph (B) below, if and to the extent that the relevant Creditor (or any person duly acting on behalf of the relevant Creditor) at any time before or after the date of this Guarantee explicitly agrees with Thomson-Reuters or grants to Thomson-Reuters any discharge, release, composition, arrangement, variation, departure, time, indulgence or other limitation (whether as to amount, recourse or otherwise) of any kind in respect of any Obligation:

  (i)
  it shall automatically operate for the benefit of, and be binding upon, Thomson to the same extent; and

  (ii)
  [the liabilities and obligations of Thomson under this Guarantee will be automatically limited or, as the case may be, extended accordingly.]

    (B) Despite anything else in this Guarantee (including Clause 3.8), no composition, arrangement, variation of or departure from the terms of any Obligation (or any underlying obligation of any Principal Debtor) agreed with Thomson-Reuters or any Principal Debtor, as applicable, after termination of this Guarantee or exclusion of that Obligation shall be binding on Thomson (or extend its liabilities and obligations under this Guarantee) except to the extent, if any, that:

    (i)
    Thomson explicitly agrees in writing to that composition, arrangement, variation or departure at the same time as Thomson-Reuters or that Principal Debtor; or

    (ii)
    it reduces Thomson's obligations or liability under this Guarantee.

3.10
As a separate, additional and continuing obligation, Thomson unconditionally and irrevocably agrees that, should any Obligation not be recoverable from Thomson under Clause 3.1 as a result of the Obligation becoming void, voidable or unenforceable against Thomson-Reuters, Thomson undertakes with Thomson-Reuters that it will, as a sole, original and independent obligor, make payment of the Obligation to the Relevant Creditor by way of a full indemnity on the due date provided for payment by the terms of the Obligation.

3.11
Thomson shall, if requested by Thomson-Reuters, (i) enter into agreements to act as a co-issuer or co-borrower with respect to any Obligation of Thomson-Reuters or (ii) execute and deliver a separate guarantee agreement of any Obligation of Thomson-Reuters, in each case, on terms satisfactory to Thomson and Thomson-Reuters. If Thomson enters into such agreements with respect to any Obligation of Thomson-Reuters, Thomson and Thomson-Reuters may agree that such Obligation shall be excluded from the scope of this Guarantee in accordance with Clause 4.

4.
EXCLUSION OF CERTAIN OBLIGATIONS

4.1
Subject to Clauses 4.2 and 4.3, Thomson and Thomson-Reuters may at any time agree that obligations of a particular type, or a particular obligation or particular obligations, incurred after the time at which such exclusion becomes effective shall be excluded from the scope of this Guarantee (and shall not be "Obligations" for the purpose of this Guarantee) with effect from such future time (being at least three months after the date on which notice of the relevant exclusion is given in accordance with Clause 8.2 or, where the Obligation is a particular obligation, at least five Business Days, or such shorter period as the relevant Creditor may agree, after the date on which notice of the relevant exclusion is given in accordance with Clause 4.5) as they may agree.

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4.2
No such agreement or exclusion shall be effective with respect to any Existing Obligation.

4.3
No such agreement or exclusion shall be effective unless and until Thomson and Thomson-Reuters enter into a supplemental deed specifying the relevant exclusion and the time at which it is to become effective.

4.4
Notice of any such exclusion of obligations of a particular type, of the time at which such exclusion is to become effective, and of the date of the related supplemental deed shall be given in accordance with Clause 8.2.

4.5
Notice of any such exclusion of a particular obligation and of the time at which it is to become effective shall be given to the relevant Creditor in writing addressed to that Creditor at the last address of that Creditor known to Thomson and shall be effective when delivered to that address. It shall not be necessary for the related supplemental deed to have been entered into before that notice is sent, nor for the notice to state the date of the related supplemental deed.

5.
TERMINATION

5.1
Subject to Clause 5.3, this Guarantee shall automatically terminate if, and with effect from, the same time as:

(A)
the Equalization and Governance Agreement terminates or otherwise ceases to have effect;

(B)
the Thomson-Reuters Guarantee terminates or otherwise ceases to have effect; or

(C)
[a resolution is passed or an order is made for the liquidation or winding up of Thomson-Reuters or a receiver or a similar person is appointed in respect of all its property, assets or undertakings.]

5.2
Subject to Clause 5.3, Thomson may at any time terminate this Guarantee by giving notice under Clause 8.2 with effect from such future time (being at least three months after the date on which such notice of termination is given) as it may determine. Subject to the next sentence, no such termination under this Clause 5.2 shall be effective unless Thomson- Reuters agrees to such termination before such notice is given. However, such termination shall not require the agreement of Thomson-Reuters if:

(A)
Thomson has given notice of the proposed termination of this Guarantee in accordance with Clause 8.2; and

(B)
prior to the date set out in such notice, a resolution is passed or an order is made for the liquidation of Thomson-Reuters.

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5.3
No such termination shall be effective with respect to any Existing Obligation.

5.4
Notice of any automatic termination under Clause 5.1, and of the time at which it became effective, shall be given in accordance with Clause 8.2 within 10 Business Days of such termination.

6.
AMENDMENTS

6.1
Subject to Clause 6.2, Thomson and Thomson-Reuters may at any time amend this Guarantee by giving notice under Clause 8.2 with effect from such future time (being at least three months after the date on which notice of such amendment is given) as they may determine.

6.2
No such amendment shall be effective with respect to any Existing Obligation.

6.3
No such amendment shall be effective unless and until Thomson and Thomson-Reuters enter into a supplemental deed specifying the relevant amendment and the time at which it is to become effective.

6.4
Notice of any such amendment, of the time at which it is to become effective, and of the date of the related supplemental deed shall be given in accordance with Clause 8.2.

7.
CURRENCY

7.1
All payments to be made under this Guarantee shall be made in the currency or currencies in which the Obligations are expressed to be payable by Thomson-Reuters.

7.2
If, under any applicable law, whether as a result of a judgment against Thomson or Thomson-Reuters or the liquidation of Thomson or Thomson-Reuters or for any other reason, any payment under or in connection with this Guarantee is made or is recovered in a currency (the "other currency") other than that in which it is required to be paid under the terms of the relevant Obligation (the "agreed currency") then, to the extent that the payment to the Creditor (when converted at the rate of exchange on the date of payment, or in the case of a liquidation, the latest date for the determination of liabilities permitted by the applicable law) falls short of the amount due and unpaid in respect of that Obligation, Thomson undertakes with Thomson-Reuters that it shall, as a separate and independent obligation, fully indemnify the Creditor against the amount of the shortfall, and for the purposes of this Clause 7, "rate of exchange" means the spot rate at which the Creditor is able on the relevant date to purchase the agreed currency with the other currency.

8.
NOTICES

8.1
Any notice to or demand upon Thomson under this Guarantee shall be in writing addressed to it at its principal place of business in the United States for the time being (marked for the attention of the    •    , with a copy sent to the    •    ) and shall be effective when delivered to that principal place of business.

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8.2
Any notice to or demand upon Thomson-Reuters under this Guarantee shall be in writing addressed to it at its principal place of business in the United Kingdom for the time being (marked for the attention of the    •    , with a copy sent to the    •    ) and shall be effective when delivered to that principal place of business.

8.3
Any notice by Thomson under Clause 4.4, 5.4 or 6.4 shall be given by advertisements in the Financial Times (London Edition) and the Wall Street Journal (but, if at any time Thomson determines that advertisement in such newspaper(s) is not practicable, the relevant advertisement shall instead be published in such other newspaper(s) circulating generally in the United Kingdom or the United States as the case may be, as Thomson shall determine). Any such notice shall be deemed given on the date of publication in such newspaper in the United Kingdom or the United States, as the case may be (or, where such advertisements are published on different dates, on the later of such dates).

8.4
The original counterparts of this Guarantee and of any related supplemental deeds shall be kept at, respectively, the principal place of business in the United States for the time being of Thomson and the principal place of business in the United Kingdom for the time being of Thomson-Reuters and shall be available for inspection there on reasonable notice during the normal business hours of that office.

9.
GENERAL

9.1
Prohibition and Enforceability

  Any provision of, or the application of any provision of, this Guarantee which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

9.2
Further Assurances

  Thomson and Thomson-Reuters shall take all steps, execute all documents and do everything reasonably required to give effect to their rights, liabilities and obligations contemplated by this Guarantee.

9.3
No Novation

  Neither Thomson nor Thomson-Reuters may novate any of their rights, liabilities or obligations under this Guarantee, in whole or in part.

9.4
Counterparts

  This Guarantee may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Delivery by a party of an executed counterpart of a signature page to this Guarantee by facsimile shall be effective as delivery of a manually executed counterpart of this Guarantee.

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10.
LAW AND JURISDICTION

10.1
This Guarantee shall be governed by and construed in accordance with the laws of England.

10.2
The courts of England and Wales have exclusive jurisdiction to settle any dispute in connection with this Guarantee.

10.3
Thomson and Thomson-Reuters irrevocably submit to the jurisdiction of such courts and waive any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

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SCHEDULE 1

        [Note: it is intended that all existing debt will be listed in this Schedule 1.]

SCHEDULE 2

IN WITNESS WHEREOF

EXECUTED as a DEED by	)
THE THOMSON CORPORATION	)
acting by • [and •] [who, in	)
accordance with the laws of the	)
territory in which The Thomson Corporation	)
is incorporated, is/are] acting under	)
authority of The Thomson Corporation	)
	)	(Authorised signatory(ies))
)
EXECUTED as a DEED by	)
THOMSON-REUTERS PLC	)
acting by two of its directors/a director and	)
secretary	)

Director

Director/Secretary

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IMPLEMENTATION AGREEMENT
DATED 15 MAY 2007
CONTENTS
SCHEDULE 1 INTERPRETATION
SCHEDULE 2 CONDITIONS Part A REGULATORY PRE-CONDITIONS
Part B CONDITIONS OF THE TRANSACTION
Part C FURTHER CONDITIONS
TABLE OF CONTENTS
EQUALIZATION AND GOVERNANCE AGREEMENT
SCHEDULE 1
SCHEDULE 2
THOMSON DEED OF GUARANTEE